As filed with the Securities and Exchange Commission on June 4, 2002
Registration No. 333-89266

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CONCEPTUS, INC.
(Exact name of registrant as specified in its charter)

Delaware	1021 Howard Avenue San Carlos, California 94070 (650) 802-7240	94-3170244
(State of incorporation)		(I.R.S. Employer Identification No.)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven Bacich
President and Chief Executive Officer
Conceptus, Inc.
1021 Howard Avenue
San Carlos, California 94070
(650) 802-7240
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael W. Hall, Esq. Latham & Watkins 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600	Donald J. Murray, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
Subject to completion
June 4, 2002

4,000,000 Shares

Common Stock

We are selling all of the 4,000,000 shares of common stock offered by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “CPTS.” On June 3, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $18.25 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 600,000 shares of common stock from us at the public offering price, less the underwriting discount and commissions. The underwriters may exercise this option only within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $            and the total proceeds to us, before expenses, will be $            .

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about             , 2002.

UBS Warburg

CIBC World Markets

Adams, Harkness & Hill	SG Cowen

[On the left side of the page, the word “essure” with a caption below of “A gentler approach to permanent birth control” and the following four bullet points: (i) “does not require cutting or penetrating the abdomen”; (ii) “typically performed without general anesthesia”; (iii) “average total procedure time is 35 minutes”; and (iv) “permanent birth control without hormones.” On the right side of the page, the following three pictures: (i) a picture of a man and a woman with three children with the caption “Lois’ spouse did not want a vasectomy. Lois had an Essure procedure in 2001.”; (ii) a picture of a woman with a child with the caption “Meredyth, married mother of three, had an Essure procedure in 2000.”; and (iii) a picture of a woman with two children with the caption “Karen, married parent of two children, had an Essure procedure in 2000.” In the background, pictures of the Essure micro-insert and a woman’s reproductive system. At the bottom of the page a caption “Essure is an investigational device with the FDA and is not available for sale in the U.S.”]

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

“Conceptus” and “Essure” are trademarks of Conceptus, Inc. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

As used in this prospectus, the terms “we,” “us,” “our,” the “company” and “Conceptus” mean Conceptus, Inc. and its subsidiaries (unless the context indicates a different meaning), and the term “common stock” means our common stock, $0.003 par value per share.

Prospectus summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk factors,” the financial statements and related notes, and the documents incorporated by reference in this prospectus, before making an investment decision.

OUR BUSINESS

We develop, manufacture and market Essure, an innovative and proprietary non-incisional permanent birth control device for women. Essure is a soft and flexible micro-insert delivered into a woman’s fallopian tubes and is designed to provide permanent birth control by causing a benign tissue in-growth that blocks the fallopian tubes. The procedure to place our Essure micro-insert, which we refer to as the Essure placement procedure, is typically performed as an outpatient procedure and is intended to be a less invasive and less costly alternative to tubal ligation, the leading form of birth control in the U.S. and worldwide. We are focused primarily on obtaining regulatory approval and commercializing Essure in the United States. We submitted our pre-market approval, or PMA, application to the U.S. Food and Drug Administration, or FDA, on April 19, 2002. On May 22, 2002, the FDA notified us in writing that it determined that our PMA application is “fileable,” that our PMA application has been granted expedited review status and that the Obstetric and Gynecological Devices Panel, an independent expert advisory committee, will review our PMA application at a meeting scheduled for July 22-23, 2002. The FDA informed us that it granted expedited review status for our PMA application because it believes that Essure may offer a significant advantage in female sterilization. We intend to begin marketing Essure in the U.S. following FDA approval, which we expect to receive in 2003, and could receive as early as the end of 2002. However, the granting of expedited review status does not guarantee that our PMA application will ultimately be approved. We currently market Essure in Australia, Singapore, Canada and 10 European markets.

We commenced a multi-center, international Pivotal, or Phase III, trial in May 2000 designed to obtain 12-month safety, effectiveness and patient satisfaction data in 400 women to support the submission of our PMA application with the FDA. Prior to the Pivotal trial, we also commenced a Phase II clinical study of the safety and effectiveness of Essure in November 1998. As of May 1, 2002, we had accumulated more than 940 woman-years of effectiveness data between our Phase II clinical study and Pivotal trial, and based on current data and zero reported pregnancies in women relying on Essure in these trials, statistical analysis supports an estimated one-year effectiveness rate of 99.8%. Based on zero reported pregnancies in women relying on Essure for contraception in our Pivotal trial, we submitted a proposal to the FDA requesting our PMA application be submitted with one-year data on 350 women instead of the previously agreed to 400 women. The FDA accepted this proposal in writing in March 2002. On April 19, 2002, we submitted our PMA application to the FDA with one-year data on 360 women in the Pivotal trial. As part of our original proposal to the FDA, we agreed to follow with an update to the one-year data on an additional 40 women from the Pivotal trial, which we currently plan to submit prior to the July 22-23, 2002 meeting of the Obstetric and Gynecological Devices Panel reviewing our PMA application. As of June 1, 2002, we have not had any reported pregnancies in women relying on Essure in our clinical trials or in commercial use. No method of birth control has proven 100% effective, and we expect women wearing Essure to report pregnancies in the future.

OUR MARKET

A 1995 National Survey of Family Growth performed by the Centers for Disease Control and Prevention, or CDC, the most current available statistics on U.S. reproductive health, estimated that 64%

of the 60.2 million U.S. women of reproductive age (15–44) use some form of birth control. The most common form of birth control in the U.S. according to this 1995 CDC survey was tubal ligation, followed by oral contraceptives, condom and vasectomy.

According to the 1995 CDC survey, 39% of women who use any form of birth control rely on permanent birth control methods, such as tubal ligation and vasectomy. In 1971, vasectomy, a male sterilization procedure, outnumbered tubal ligation by more than three to one. As a result of the adoption of a less invasive laparoscopic procedure in 1971, tubal ligation procedures currently outnumber vasectomies by 75% annually. Published reports estimate that 700,000 tubal ligation procedures are performed each year, and the prevalence increases with age and number of children. Approximately 90% of U.S. women who have had tubal ligation have two or more children and 65% are between the ages of 35 and 44. Despite the decrease in vasectomies since 1971, we estimate that there are still approximately 400,000 vasectomy procedures performed each year in the U.S.

In addition to permanent birth control procedures, the 1995 CDC survey estimated that approximately 21 million U.S. women use temporary methods of birth control, such as oral contraceptives, implants and injectables. Included in this group are approximately seven million women who have two or more children, which we believe makes them more likely to consider permanent forms of birth control. Furthermore, researchers in a 1999 article published in Family Planning Perspectives theorized that women may not be completely satisfied with long-term use of temporary methods of birth control. The Family Planning Perspectives article reported that 44% of women using temporary birth control change methods for a method-related reason within 12 months, increasing to 61% by 24 months. For these reasons, we believe our market includes not only women who desire permanent birth control, but potentially also women who have completed childbearing but are using either temporary birth control methods or no birth control method at all because no viable non-incisional alternative to tubal ligation is currently available.

Worldwide, there is a larger market for permanent birth control. The most current and available report on worldwide birth control statistics is a 1998 United Nations report on birth control methods used in 1993 by reproductive couples. The report indicated that tubal ligation, the leading birth control method worldwide, was used by 32% of reproductive couples, followed by intrauterine devices, or IUDs, at 22%, oral contraceptives at 14% and condom at 7%.

OUR PRODUCT: ESSURE

We believe that Essure represents an attractive alternative to tubal ligation for women seeking permanent birth control. Laparoscopic tubal ligation and tubal ligation by laparotomy typically involve abdominal incisions and/or punctures, general or regional anesthesia, four to 10 days of normal recovery time and the risks associated with an incisional procedure. The Essure placement procedure does not require cutting or penetrating the abdomen, which is expected to lower the likelihood of post-operative pain due to the incisions/punctures. The Essure placement procedure is typically performed in an outpatient setting without general or regional anesthesia. In the Pivotal trial, the total procedure time averaged 35 minutes, with an average of 13 minutes of hysteroscopic time to place the Essure micro-insert. A patient is typically discharged approximately 45 minutes after completion of the Essure placement procedure. No overnight hospital stay is required. Furthermore, reliance on Essure does not involve taking drugs or hormones.

We believe Essure will also appeal to women who have completed childbearing but who are using either temporary birth control methods or no birth control method at all because no viable non-incisional alternative to tubal ligation is currently available. Among women from our Phase II clinical study and Pivotal trial who have worn the micro-inserts for one year or more, 99% rated their comfort with Essure as “good” to “excellent” at the follow-up visits conducted thus far. Excluding the day of the Essure placement procedure, 92% of the patients in the Pivotal trial who were employed returned to work in one day or less. Essure's safety and recovery profile is one of the reasons why we believe it may be a preferred alternative to currently available methods of permanent birth control.

We believe that physicians will be receptive to Essure because it is a less invasive permanent birth control option to offer their patients. We also believe physicians will find the Essure placement procedure relatively easy to perform, after completing the Essure training program. We believe hospitals will be able to utilize their facilities more cost effectively with the Essure placement procedure compared with tubal ligation. We expect payors to experience cost reductions resulting from the elimination of overhead and procedural costs related to anesthesia and post-operative hospital stays associated with tubal ligations. In addition, payors may also benefit from the reduction of unplanned pregnancies associated with non-permanent methods of birth control used by patients who have chosen to avoid the drawbacks of currently available permanent methods but who may elect to use Essure.

As with all medical procedures, there are risks associated with Essure and the Essure placement procedure. Because there are no abdominal incisions or punctures and general or regional anesthesia is typically not required, the risks associated with the Essure placement procedure, as are typical of hysteroscopic procedures, are expected to be of a lesser severity than that of procedures that require invasion of the abdominal cavity. This is typified by the minor nature of most of the adverse events reported in our clinical trials to date. The most frequent risk with the Essure placement procedure is the inability to rely on the micro-insert for contraception, due primarily to lack of micro-insert placement and less frequently to misplacement of the micro-insert. Other side effects reported that are typical of hysteroscopic procedures include cramping/pain, nausea/vomiting, dizziness/fainting, spotting/vaginal bleeding and over absorption of fluid.

Our principal executive offices are located at 1021 Howard Avenue, San Carlos, California 94070. Our telephone number is (650) 802-7240. Our website is located at www.conceptus.com. Information contained on our website is not incorporated by reference into and does not form any part of this prospectus.

The offering

The following summarizes our offering of common stock. We are presenting the information as if the underwriters do not exercise the over-allotment option, unless otherwise indicated.

Common stock offered	4,000,000 shares
Common stock to be outstanding after this offering	20,550,003 shares
Use of proceeds

For operating costs, capital expenditures and working capital needs, including sales and marketing costs in connection with our anticipated launch of Essure in the U.S. in 2003, costs in connection with enhancing and improving our manufacturing capabilities, clinical trials, research and development expenses, selling, general and administrative expenses, and potential acquisitions of technologies, products or companies that complement our business, none of which are planned or being negotiated as of the date of this prospectus.

Nasdaq National Market symbol	“CPTS”
Risk factors	Investing in our common stock involves significant risks. See “Risk factors.”

The number of shares of our common stock to be outstanding after the offering is based on 16,550,003 shares outstanding as of March 31, 2002. Unless we state otherwise, all share information in this prospectus excludes:

➢	2,671,499 shares of common stock issuable upon exercise of options outstanding on March 31, 2002 at a weighted average exercise price of $9.31 per share; and

➢
1,025,290 shares of common stock issuable upon exercise of options available for future grant under our 1993 Stock Plan, 1995 Directors’ Stock Option Plan, 1995 Employee Stock Purchase Plan and 2001 Equity Incentive Plan, after giving effect to a 1.0 million share increase in the number of shares reserved for issuance under our 2001 Equity Incentive Plan approved by our stockholders at our 2002 annual meeting.

In addition, we have agreed to issue up to an additional 600,000 shares if the underwriters exercise their over-allotment option in full, which we describe in “Underwriting.” If the underwriters exercise this option in full, 21,150,003 shares of common stock will be outstanding after this offering.

Summary consolidated financial data

The following table sets forth our summary consolidated financial data. The data presented below have been derived from our audited and unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	Year ended December 31,			Three months ended March 31,
	1999	2000	2001	2001	2002
Consolidated statement of operations data	(in thousands, except per share data)

Net sales	$95	$—	$401	$—	$276

Operating costs and expenses:
Cost of sales and start-up manufacturing costs	137	—	1,456	—	746
Research and development	4,251	10,739	7,983	2,189	1,982
Selling, general and administrative	3,729	5,012	9,776	2,054	3,214

Total operating costs and expenses	8,117	15,751	19,215	4,243	5,942

Operating loss	(8,022)	(15,751)	(18,814)	(4,243)	(5,666)
Recovery of legal defense costs	—	586	—	—	—
Other expenses	—	—	—	—	(314)
Interest and other income, net	723	712	740	187	125

Net loss	$(7,299)	$(14,453)	$(18,074)	$(4,056)	$(5,855)

Basic and diluted net loss per share	$(0.76)	$(1.37)	$(1.33)	$(0.35)	$(0.36)

Shares used in computing basic and diluted net loss per share	9,662	10,559	13,561	11,723	16,471

	As of March 31, 2002
	Actual	As adjusted(1)
Consolidated balance sheet data	(in thousands)

Cash, cash equivalents, short-term investments and restricted cash	$26,496	$94,516
Working capital	26,060	94,080
Total assets	31,147	99,167
Accumulated deficit	(91,077)	(91,077)
Total stockholders’ equity	27,775	95,795

(1)
The as adjusted consolidated balance sheet data reflect the sale of 4,000,000 shares of common stock at an assumed public offering price of $18.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

Risk factors

This offering involves a high degree of risk. You should consider carefully the risks described below, together with the other information in this prospectus, before you make a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment.

We may face risks and uncertainties other than or in addition to the risks and uncertainties described below. Other risks and uncertainties that we do not know about now or that we do not think are important now may impair our business or the trading price of our common stock.

RISKS RELATED TO OUR BUSINESS

We have a limited history of operation and have incurred significant operating losses since our inception. We expect to incur significant operating losses for the foreseeable future and we may never achieve or maintain profitability.
We have a limited history of operation and have incurred significant operating losses since our inception in 1992, including operating losses of $18.8 million in 2001, $15.8 million in 2000, $8.0 million in 1999 and $5.7 million in the three months ended March 31, 2002. We expect to continue to incur significant operating expenses as we complete the Pivotal trial of Essure required prior to Food and Drug Administration, or FDA, approval and expand sales and marketing efforts. We expect to continue to incur significant operating and net losses, which may increase until sufficient revenues can be generated to offset these expenses. We may not be able to generate these revenues, and we may never achieve profitability. Our failure to achieve and sustain profitability would negatively impact the market price of our common stock.

We are a one-product company. Essure may be unsuccessful, which would harm our business and force us to curtail or cease operations.
Essure is our only product and we are wholly dependent on it. We will need FDA approval before commercializing Essure in the U.S., and clinical trials of Essure for that purpose are still ongoing. Although we have completed enrollment in our Pivotal trial and have submitted our PMA application to the FDA, we do not know whether we will receive FDA approval within the time we anticipate, or at all. On May 22, 2002, the FDA notified us in writing that it has determined that our PMA application is “fileable,” that the application has been granted expedited review status and that the Obstetric and Gynecological Devices Panel, an independent expert advisory committee, will review our PMA application at a meeting scheduled for July 22-23, 2002. The actual timing and substance of FDA action, however, is not within our control. Delay in or failure to obtain FDA approval would harm our business and force us to curtail or cease operations.

If our product fails to gain market acceptance, our business will suffer.
We are introducing a novel product into the contraception market. The contraception market is dominated by procedures that are well established among physicians and patients and are routinely taught to new physicians. As a result, we cannot be certain that physicians and patients will accept our product. We believe that recommendations and endorsements by physicians will be essential for market acceptance of our product, and we may not be able to obtain these recommendations or endorsements. We believe that physicians will not use a product unless they determine, based on clinical data and other factors, that it is an attractive alternative to other means of contraception and that it offers clinical utility in a cost-effective manner. Physicians are traditionally slow to adopt new products and treatment practices, partly because of perceived liability risks. If Essure does not achieve significant market

Risk factors

acceptance among physicians, patients and healthcare payors, even if reimbursement and necessary international and U.S. regulatory approvals are obtained, we may never achieve significant revenues or profitability.

We may not receive regulatory approvals for Essure, which would delay or prevent us from generating product revenues.
Numerous government authorities, both in the U.S. and internationally, regulate the manufacture and sale of medical devices, including Essure. In the U.S., the principal regulatory authorities are the FDA and corresponding state agencies, such as the California Department of Health Services. The process of obtaining and maintaining required regulatory clearances is lengthy, expensive and uncertain.

The FDA requires companies that wish to market a new medical device or an existing medical device for use for a new indication to obtain either FDA clearance of a pre-market notification under Section 510(k) of the Federal Food, Drug, and Cosmetic Act or FDA approval of a PMA application prior to the introduction of the product into the market. The FDA has required us to submit a PMA application to obtain approval to market Essure, which is a more time consuming and costly process than obtaining 510(k) clearance. We submitted our PMA application to the FDA on April 19, 2002. Following receipt of a PMA application, if the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will “file” the application. On May 22, 2002, the FDA notified us in writing that it has determined that our PMA application is “fileable” and that the application has been granted expedited review status. While we have stated that we expect to receive FDA approval in 2003 and that we could receive FDA approval as early as the end of 2002, this is only our expectation and is not a guarantee, and is subject to significant uncertainties. The actual timing and substance of FDA action, however, is not within our control. The PMA application process typically takes over a year from submission and requires the submission of extensive supporting data and clinical information. Although the FDA has notified us that our previously submitted PMA application is fileable, it may request substantial additional data and other information. Most PMA applications are subject to review by an independent expert advisory committee convened by the FDA to make its own evaluation of the safety and effectiveness of the device. Also, on May 22, 2002, the FDA notified us in writing that the Obstetric and Gynecological Devices Panel will review our PMA application at a meeting scheduled for July 22-23, 2002. We do not know whether we will be able to obtain the necessary approvals to market Essure in the U.S. on a timely basis, if at all. Moreover, regulatory clearances, if granted, may include significant limitations on the indicated uses for which a product may be marketed or product label restrictions, and we may be required to collect a significant amount of clinical data post-approval or comply with additional regulatory requirements or restrictions. Delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, significant limitations on indicated uses, product label restrictions, a requirement to collect a significant amount of clinical data post-approval, or our failure to comply with existing or future regulatory requirements will delay or prevent us from generating product revenues.

Sales of medical devices outside of the U.S. are subject to international regulatory requirements that vary widely from country to country. The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing may differ significantly from FDA requirements. Many countries in which we currently market or intend to market Essure either do not currently regulate medical devices or have minimal registration requirements; however, these countries may develop more extensive regulations in the future which could delay or prevent us from marketing Essure in these countries.

The FDA and certain foreign regulatory authorities impose numerous requirements with which medical device manufacturers must comply in order to obtain and maintain regulatory approvals. FDA

Risk factors

enforcement policy strictly prohibits the promotion of approved medical devices for uses other than those for which the device is specifically approved by the FDA. We will be required to adhere to applicable FDA regulations, such as the Quality System Regulation, and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with the Quality System Regulation and other applicable regulatory requirements will be monitored through periodic inspections by federal and state agencies, including the FDA and the California Department of Health Services, and by comparable agencies in other countries. If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of approvals and criminal prosecution, any of which could negatively impact our business.

Government or third party reimbursement for Essure may not be available or may be inadequate, which would limit our future product revenues and delay or prevent our profitability.
Market acceptance of Essure in the U.S. and in international markets will depend in part upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement systems in international markets vary significantly by country and sometimes by region, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government-managed health care systems that determine reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. Regardless of the type of reimbursement system, we believe that physician advocacy of our product will be required to obtain reimbursement. Availability of reimbursement will depend, at least in part, on the clinical and cost effectiveness of our product. We do not know whether reimbursement for our product will be available in the U.S. or in international markets under either government or private reimbursement systems, or whether physicians will support and advocate reimbursement for use of our systems for all indications intended by us. Large-scale market acceptance of Essure will depend on the availability and level of reimbursement in the U.S. and targeted international markets. We may be unable to obtain or maintain reimbursement in any country within a particular time, for a particular amount, or at all, which would limit our future product revenues and delay or prevent our profitability.

Our clinical trials and the successful commercial introduction of our product could take longer than we expect.
Although for planning purposes we forecast the commencement and completion of various milestones, including clinical trials, regulatory approval and commercial introduction of our product, the actual timing of these events can vary dramatically due to factors outside of our control, such as delays or scheduling conflicts with participating physicians and patients and delays by regulatory agencies. We cannot assure you that our clinical trials will be completed as planned or will be accepted by the FDA or an advisory committee as sufficient for approval of the PMA application, or sales of our product will meet our targets. Our failure to complete, or delays in, any of our planned clinical trials or the regulatory approval and commercial introduction of our product in the U.S. could negatively impact our business and investors’ confidence in our ability to develop products, which would likely cause our stock price to decrease.

If the effectiveness and safety of our product are not supported by long-term data, we may not achieve market acceptance and we could be subject to liability.
In 2000, we obtained approval from the FDA to commence a Pivotal trial of Essure. We completed enrollment in the Pivotal trial in February 2001. The Pivotal trial was designed to obtain 12-month effectiveness data on Essure in 400 patients with bilateral placement, that is, placement in both tubes, to support a PMA application and to have four years of post-market follow-up. We submitted our PMA application to the FDA on April 19, 2002 with one-year data on only 360 women in the Pivotal trial.

Risk factors

As part of our original proposal to the FDA we agreed to follow with an update to the one-year data on an additional 40 women from the Pivotal trial later in the second quarter of 2002. Long-term results, however, will not be available for several years. If long-term patient studies or clinical experience indicate that Essure is less effective or less safe than our current data suggest, we may not achieve market acceptance and/or we could be subject to significant liability.

Our intellectual property rights may not provide meaningful commercial protection for our product, which could enable third parties to use our technology, or very similar technology, and could impair our ability to compete in the market.
We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology in the U.S. and other countries. However, as described below, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of rules and methods for defending intellectual property rights.

We will be able to protect our technology from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent positions of companies developing medical devices, including our patent position, generally are uncertain and involve complex legal and factual questions concerning the enforceability of such patents against alleged infringement. Recent judicial decisions have established new case law and a reinterpretation of previous patent case law, and consequently we cannot assure you that historical legal standards surrounding the questions of infringement and validity will be applied in future cases. In addition, legislation may be pending in Congress that, if enacted in its present form, may limit the ability of medical device manufacturers in the future to obtain patents on surgical and medical procedures that are not performed by, or as a part of, devices or compositions that are themselves patentable. Our ability to protect our proprietary methods and procedures may be compromised by the enactment of this legislation or any other limitation or reduction in the patentability of medical and surgical methods and procedures. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may therefore diminish the value of our intellectual property.

We own, or control through licenses, a variety of issued patents and pending patent applications. However, the patents on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. Moreover, our patents and patent applications may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies or design around our patented technologies.

We have taken security measures to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection of our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants could still disclose our proprietary information and we may not be able to protect our trade secrets in a meaningful way. If we lose any employees we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of a nondisclosure and confidentiality agreement and other contractual restrictions designed/intended to protect our proprietary technology. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Risk factors

Our ability to compete effectively will depend substantially on our ability to develop and maintain proprietary aspects of our technology. Our issued patents, any future patents that may be issued as a result of our U.S. or foreign patent applications, or the patents under which we have license rights may not offer any degree of protection against competitive products. Any patents that may be issued or licensed to us or any of our patent applications could be challenged, invalidated or circumvented in the future.

If we cannot operate our business without infringing third-party intellectual property rights, our prospects will suffer.
Our success will also depend on our ability to operate without infringing or misappropriating the proprietary rights of others. We may be exposed to future litigation by third parties based on claims that our product infringes the intellectual property rights of others. There are numerous issued patents in the medical device industry and, as described in the next risk factor, the validity and breadth of medical device patents involve complex legal and factual questions for which important legal principles remain unresolved. Our competitors may assert that our product and the methods we employ may be covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue, there may be currently pending patent applications of which we are unaware that may later result in issued patents that our product may infringe. There could also be existing patents of which we are unaware that our product may inadvertently infringe. If we lose a patent infringement lawsuit, we could be prevented from selling our product unless we can obtain a license to use technology or ideas covered by that patent or are able to redesign the product to avoid infringement. A license may not be available to us on terms acceptable to us, or at all, and we may not be able to redesign our product to avoid any infringement. If we are not successful in obtaining a license or redesigning our product, we may be unable to sell our product and our business would suffer.

We are currently and may in the future be a party to patent litigation, which could be expensive and divert our management’s attention.
The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office, or PTO, to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming. We may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.

A third party, Ovion, Inc., has brought to our attention a patent and certain claims from a pending patent application owned by it. Ovion is a small company formed by William Tremulis and Jeffrey Callister. Mr. Tremulis interviewed with our company for employment and thereafter filed patent applications containing subject matter that appears similar to the Essure micro-insert. Ovion has indicated it believes that the claims of its patent and application cover Essure and its use. Because we believe that some or all of Ovion’s claims should be included within our own patents, we have requested that the PTO declare an interference. An interference is a proceeding within the PTO to determine which party was the first to invent, and which party is thereby entitled to ownership of, the claims. We believe that we filed our patent applications for our product before Ovion filed the application that issued as its patent, and that we are entitled to any patentable claims now appearing in Ovion’s patent that cover Essure. We do not know whether the PTO will declare an interference, whether we invented our product prior to Ovion’s date of invention, or whether we will prevail in an interference proceeding if it is

Risk factors

declared by the PTO. If the PTO refuses to declare an interference, or if Ovion’s claims are upheld in the interference proceeding, Ovion may be able to successfully assert its patent against us. We also filed a lawsuit in United States District Court for the Northern District of California on April 23, 2002 against Ovion. The lawsuit seeks a declaration that Essure does not infringe Ovion’s patent and that the patent is invalid and unenforceable due to Ovion’s inequitable conduct before the PTO. Ovion may file counter-claims against us asserting, among other things, that Essure infringes its patent rights.

An adverse determination in litigation or interference proceedings to which we are or may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling Essure.

One of the patents included in our license from Target Therapeutics, a division of Boston Scientific Corporation, has been the subject of reexamination proceedings in the PTO and an infringement lawsuit by Target Therapeutics. The patent is directed to variable stiffness catheters for use with guidewires, as might be used in our future products. Although the PTO reaffirmed the patent with amended claims and the lawsuit was settled, the patent could be challenged or invalidated in the future. If this patent is invalidated, our ability to prevent others from using this proprietary technology would be compromised.

We have limited sales and marketing experience and minimal distribution capabilities, and if we are unable to develop our sales and marketing capabilities or enter into appropriate distribution agreements, we may be unsuccessful in commercializing Essure.
In order to market, sell and distribute Essure upon receipt of regulatory approvals, we will need to continue to develop a sales force and marketing group with relevant experience and enter into additional arrangements with third parties to distribute Essure. Developing a marketing and sales force is expensive and time consuming and could delay our product launch. If we fail to establish adequate marketing and sales capabilities or enter into successful distribution arrangements with third parties, we may be unable to commercialize Essure successfully.

If we fail to manage our expansion, our business could be impaired.
Our number of employees has increased from 64 on March 31, 2001 to 121 on March 31, 2002. The growth that we have experienced, and in the future may experience, provides challenges to our organization, requiring us to rapidly expand our personnel and manufacturing operations. Although we have no current plans to do so, we may in the future acquire one or more technologies, products or companies that complement our business. We may not be able to effectively integrate these into our business. If we fail to manage our growth and expansion, our business could be impaired.

We have limited experience in manufacturing Essure in commercial quantities.
If we are successful in marketing Essure, we plan to increase internal manufacturing operations as well as to use third-party manufacturers to manufacture the product. We have identified candidates that we believe could adequately produce Essure with the appropriate quality and sufficient volumes. However, third-party manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance, component supply and shortages of qualified personnel, and compliance with FDA or other health authority requirements. We and/or our future third-party manufacturers may encounter manufacturing difficulties, which could prevent or delay commercialization of Essure.

Risk factors

We depend upon sole source suppliers and have no contractual arrangements.
We purchase both raw materials used in our product and finished goods from various suppliers, and we rely on single sources for some items, including the delivery catheter tubing and polyester fiber. We do not have formal supply contracts with several key vendors and, accordingly, these firms may not continue to supply us with raw materials or finished goods in sufficient quantities, or at all. Delays associated with any future raw materials or finished goods shortages could delay commercialization of Essure, particularly as we scale up our manufacturing activities in support of international commercial sales of Essure and, to the extent that FDA approval is received, U.S. commercial sales of Essure.

Health care reform may limit our return on our product.
The levels of revenue and profitability of medical device companies may be affected by the efforts of government and third party payors to contain or reduce the costs of health care through various means. In the U.S., there have been, and we expect that there will continue to be, a number of federal, state and private proposals to control health care costs. These proposals may contain measures intended to control public and private spending on health care as well as to provide universal public access to the health care system. If enacted, these proposals may result in a substantial restructuring of the health care delivery system. Significant changes in the U.S. health care system are likely to have a substantial impact over time on the manner in which we conduct our business and could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to product liability claims, and we have only limited insurance coverage.
The manufacture and sale of medical products involve an inherent risk of exposure to product liability claims and product recalls. Although we have not experienced any product liability claims to date, we cannot assure you that we will be able to avoid significant product liability claims and potential related adverse publicity. We currently maintain product liability insurance with coverage limits of $10.0 million per occurrence and an annual aggregate maximum of $10.0 million, which we believe is comparable to that maintained by other companies of similar size serving similar markets. However, we cannot assure you that product liability claims in connection with clinical trials or sales of Essure will not exceed such insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, or at all. Insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage, or a recall of our product, could cause our stock price to fall.

We may not be able to attract and retain additional key management, sales and marketing and technical personnel or we may lose existing key management, sales and marketing or technical personnel, which may delay our development and marketing efforts.
We depend on a number of key management, sales and marketing and technical personnel. The loss of the services of one or more key employees could delay the achievement of our development and marketing objectives. Our success will also depend on our ability to attract and retain additional highly qualified management, sales and marketing and technical personnel to meet our growth goals. We face intense competition for qualified personnel, many of whom are often subject to competing employment offers, and we do not know whether we will be able to attract and retain such personnel.

We face intense competition, and if we are unable to compete effectively, demand for Essure may be reduced.
The medical device industry is highly competitive and is characterized by rapid and significant technological change. The length of time required for product development and regulatory approval plays an important role in a company’s competitive position. As we commercialize Essure, we expect to compete with:

➢	other methods of permanent contraception, in particular tubal ligation;

Risk factors

➢
other methods of non-permanent contraception, including devices such as intrauterine devices, or IUDs, and vaginal rings, and prescription drugs such as the birth control pill, injectable and implantable contraceptives, patches and condoms; and

➢	other companies that may develop permanent contraception devices that are similar to or otherwise compete with Essure.

We are aware of companies that are in the early stages of development of non-incisional permanent contraception devices, and other companies may develop products that could compete with Essure. We also compete with other companies for clinical sites at which to conduct trials. Competitive factors may render Essure obsolete or noncompetitive or reduce demand for Essure.

If we experience difficulties in our foreign sales and operations, our financial condition will be harmed.
Our financial condition in the near term is highly dependent on the sale of Essure in Australia, Europe and other countries outside of the U.S. If we experience difficulties in our international sales and operations, our business will suffer and our financial condition will be harmed. Our international operations and sales are subject to a number of risks, including:

➢	currency fluctuations;

➢	difficulties in staffing and managing foreign operations;

➢	difficulties in accounts receivable collection;

➢	recessions in economies outside the U.S.;

➢	changes in regulatory requirements;

➢	potentially adverse tax consequences;

➢	reduced protection for intellectual property rights in some countries; and

➢	political and economic instability.

Our future liquidity and capital requirements are uncertain.
As we commercialize Essure on a wide-scale basis, we may require additional financing and therefore may in the future seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Additional funding may not be available when needed or on terms acceptable to us. If we are unable to obtain additional capital, we may be required to delay, reduce the scope of or eliminate our research and development programs or reduce our selling and marketing activities. We expect to have negative cash flows from operations through at least 2003. Our future liquidity and capital requirements will depend upon many factors, including, among others:

➢	the progress and cost of clinical research and product development programs;

➢	the timing of receipt of U.S. and international governmental marketing clearances and approvals;

➢	the resources devoted to increasing our manufacturing capacity;

➢	our ability to reduce our cost of sales;

➢	the resources devoted to establish sales and marketing and distribution capabilities;

➢	the rate of product adoption by doctors and patients; and

➢	obtaining government and third-party reimbursement for Essure.

Risk factors

Our future quarterly results may fluctuate.
Our future revenues and results of operations may fluctuate significantly from quarter to quarter and will depend upon, among other factors:

➢	the progress of clinical trials;

➢	actions relating to regulatory and reimbursement matters;

➢	the rate at which we establish U.S. and international distributors or marketing partners;

➢	the extent to which Essure gains market acceptance;

➢	the timing and size of distributor purchases; and

➢	introduction of competitive products.

RISKS RELATED TO THIS OFFERING

Our stock price will likely be volatile.
Our stock price has in the past been, and will likely in the future be, subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenue or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of our common stock in any given period. We participate in a highly dynamic industry, which often results in significant stock price volatility. The market prices of the common stock of many publicly held medical device companies have in the past been, and may continue to be, especially volatile. Factors that may have a significant influence on the market price of our common stock include:

➢	fluctuations in our operating results;

➢	announcements of technological innovations or new products by us or our competitors;

➢	FDA and international regulatory actions;

➢	changes in reimbursement levels;

➢	developments with respect to patents or proprietary rights;

➢	announcements of or changes in previously announced product effectiveness data;

➢	public concern as to the safety of products developed by us or others;

➢	changes in healthcare policy in the U.S. and internationally;

➢	potential product quality and recall issues;

➢	changes in stock market analyst recommendations regarding us, our competitors or the medical device industry generally; and

➢	changes in general market conditions.

We have implemented provisions in our charter documents that may ultimately delay, discourage or prevent a change in management or an acquisition of our company.
Provisions of our amended and restated certificate of incorporation and bylaws could make it more difficult for our stockholders to replace or remove our directors, or to effect any corporate action. These provisions include those that provide that:

➢	there are three classes of directors serving staggered three-year terms;

➢	all stockholder actions must be effected at a duly called meeting of holders and not by a consent in writing;

Risk factors

➢
special meetings of the stockholders may be called only by our board of directors, the chairman of our board, the president or a stockholder holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting;

➢	our board may issue preferred stock without any vote or further action by the stockholders; and

➢	advance notice must be given regarding the nomination of candidates for election as directors and the presentation of stockholder proposals.

Some of the above provisions may also have possible anti-takeover effects, which may make an acquisition of our company by a third party more difficult, even if such an acquisition could be beneficial to our stockholders. Additionally, our share purchase rights plan, commonly referred to as a “poison pill,” and the terms of our stock option plans, may discourage or delay an acquisition of our company.

Forward-looking information

This prospectus and the information incorporated by reference contain forward-looking statements that involve risks and uncertainties. Although our forward-looking statements reflect the good faith judgment of our management, these statements can only be based on facts and factors currently known by us. As a result, forward-looking statements are subject to risks and uncertainties, and actual results and outcomes may differ materially from results and outcomes discussed in the forward-looking statements.

Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “may,” “will,” “plan,” “intend,” “estimate,” “could,” “should,” “would,” “continue,” “seek,” “pro forma” or “anticipate,” or other similar words (including their use in the negative), or by discussions of future matters such as the development of new products, technology enhancements, possible changes in legislation and other statements that are not historical. These statements include but are not limited to statements under the captions “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” as well as other sections in this prospectus. A number of factors could cause results to differ materially from those anticipated by the forward-looking statements, including those discussed under “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.” You should be aware that the occurrence of any of the events discussed under “Risk factors” and elsewhere in this prospectus could materially harm our business, and if any of these events occur, the trading price of our common stock could decline and you could lose all or a part of the value of your shares of our common stock.

The cautionary statements made in this prospectus are intended to apply to all forward-looking statements wherever they may appear in this prospectus. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

Use of proceeds

We estimate that our net proceeds from the sale of shares of common stock that we are offering will be approximately $68.0 million, based on an assumed public offering price of $18.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise in full their option to purchase up to an additional 600,000 shares, we estimate that our aggregate net proceeds will be approximately $78.3 million.

We intend to use the net proceeds of this offering, together with other available funds, for operating costs, capital expenditures and working capital needs, which may include the following:

➢	sales and marketing costs in connection with our anticipated launch of Essure in the U.S. in 2003, including the expansion of our U.S. sales force;

➢	costs in connection with enhancing and improving our manufacturing capabilities;

➢	clinical trials;

➢	research and development expenses;

➢	selling, general and administrative expenses; and

➢	potential acquisitions of technologies, products or companies that complement our business, none of which are planned or being negotiated as of the date of this prospectus.

Pending their use, we will invest the net proceeds from the offering in short-term commercial paper, money market and government securities. Although we currently intend to use the proceeds as set forth above, management has broad discretion to vary the uses as it deems fit.

Dividend policy

We have not declared or paid any cash dividends since our inception. We currently intend to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Price range of common stock

Our common stock is quoted on the Nasdaq National Market under the symbol “CPTS.” The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock as reported on the Nasdaq National Market:

	Price range of common stock
	High	Low

Year Ended December 31, 2000
First Quarter	$9.75	$2.00
Second Quarter	8.00	3.00
Third Quarter	11.81	6.63
Fourth Quarter	13.38	7.06
Year Ended December 31, 2001
First Quarter	$16.25	$8.53
Second Quarter	16.00	6.50
Third Quarter	18.19	12.21
Fourth Quarter	25.95	14.01
Year Ended December 31, 2002
First Quarter	$24.65	$17.21
Second Quarter (through June 3, 2002)	21.88	15.60

On June 3, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $18.25 per share. As of March 31, 2002, there were approximately 172 stockholders of record of our common stock.

Capitalization

The following table sets forth our capitalization as of March 31, 2002:

➢	on an actual basis; and

➢
on an as adjusted basis reflecting the issuance and sale of shares of common stock offered by us at an assumed public offering price of $18.25 per share and the receipt of the estimated net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

	At March 31, 2002
	Actual	As adjusted
	(in thousands, except share data)

Cash, cash equivalents, short-term investments and restricted cash	$26,496	$94,516

Stockholders’ equity:
Preferred stock, $0.003 par value, 3,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.003 par value, 30,000,000 shares authorized; 16,550,003 shares issued and outstanding, actual; 20,550,003 shares issued and outstanding, as adjusted	50	62
Additional paid-in capital	118,806	186,814
Other comprehensive loss	(4)	(4)
Accumulated deficit	(91,077)	(91,077)

Total stockholders’ equity	27,775	95,795

Total capitalization	$27,775	$95,795

The outstanding share information is based on 16,550,003 shares of common stock outstanding as of March 31, 2002. This information excludes:

➢	2,671,499 shares of common stock issuable upon exercise of options outstanding on March 31, 2002 at a weighted average exercise price of $9.31 per share; and

➢
1,025,290 shares of common stock issuable upon exercise of options available for future grant under our 1993 Stock Plan, 1995 Directors’ Stock Option Plan, 1995 Employee Stock Purchase Plan and 2001 Equity Incentive Plan, after giving effect to a 1.0 million share increase in the number of shares reserved for issuance under our 2001 Equity Incentive Plan approved by our stockholders at our 2002 annual meeting.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

The net tangible book value of our common stock as of March 31, 2002 was approximately $27.8 million, or $1.68 per share. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 4,000,000 shares of common stock offered by this prospectus at an assumed public offering price of $18.25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value will be $95.8 million, or approximately $4.66 per share. This represents an immediate increase in net tangible book value of $2.98 per share to existing stockholders and an immediate dilution in net tangible book value of $13.59 per share to new investors. The following table illustrates this dilution.

Assumed public offering price per share		$18.25
Net tangible book value per share as of March 31, 2002	$1.68
Increase per share attributable to new investors	2.98

Net tangible book value per share as of March 31, 2002 after giving effect to this offering		4.66

Dilution per share to new investors		$13.59

The table above assumes no exercise of the underwriters’ over-allotment option and excludes exercises of options after March 31, 2002. The outstanding share information is based on 16,550,003 shares outstanding as of March 31, 2002, and excludes:

➢	2,671,499 shares of common stock issuable upon exercise of options outstanding on March 31, 2002 at a weighted average exercise price of $9.31 per share; and

➢
1,025,290 shares of common stock issuable upon exercise of options available for future grant under our 1993 Stock Plan, 1995 Directors’ Stock Option Plan, 1995 Employee Stock Purchase Plan and 2001 Equity Incentive Plan, after giving effect to a 1.0 million share increase in the number of shares reserved for issuance under our 2001 Equity Incentive Plan approved by our stockholders at our 2002 annual meeting.

The exercise of outstanding options having an exercise price less than the public offering price would increase the dilution to new investors. Assuming the exercise of all of our exercisable stock options outstanding as of March 31, 2002, resulting in the issuance of 2,671,499 additional shares of common stock and approximately $24.9 million in aggregate exercise proceeds, our net tangible book value at March 31, 2002 would be reduced and further dilute new investors an additional $0.54 per share, to $13.05 per share.

Selected consolidated financial data

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000 and 2001 are derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements and the related notes, which are not included in this prospectus. The selected financial data for the three-month periods ended March 31, 2001 and March 31, 2002 and consolidated balance sheet data as of March 31, 2002 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

Consolidated statement of operations data	Year ended December 31,					Three months ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands, except per share data)

Net sales	$1,426	$449	$95	$—	$401	$—	$276

Operating costs and expenses:
Cost of sales and start-up manufacturing costs	3,516	1,702	137	—	1,456	—	746
Research and development	5,429	4,317	4,251	10,739	7,983	2,189	1,982
Selling, general and administrative	6,323	5,349	3,729	5,012	9,776	2,054	3,214

Total operating costs and expenses	15,268	11,368	8,117	15,751	19,215	4,243	5,942

Operating loss	(13,842)	(10,919)	(8,022)	(15,751)	(18,814)	(4,243)	(5,666)
Recovery of legal defense costs	—	—	—	586	—	—	—
Other expenses	—	—	—	—	—	—	(314)
Interest and other income, net	1,784	1,254	723	712	740	187	125

Net loss	$(12,058)	$(9,665)	$(7,299)	$(14,453)	$(18,074)	$(4,056)	$(5,855)

Basic and diluted net loss per share	$(1.29)	$(1.01)	$(0.76)	$(1.37)	$(1.33)	$(0.35)	$(0.36)

Shares used in computing basic and diluted net loss per share	9,381	9,562	9,662	10,559	13,561	11,723	16,471

	As of December 31,					As of March 31,
	1997	1998	1999	2000	2001	2002
Consolidated balance sheet data	(in thousands)

Cash, cash equivalents, short-term investments and restricted cash	$27,058	$17,071	$10,769	$12,493	$33,803	$26,496
Working capital	26,608	16,500	10,030	9,282	31,623	26,060
Total assets	29,480	19,031	11,903	14,106	37,778	31,147
Long-term clinical liabilities	—	—	—	810	486	389
Accumulated deficit	(35,731)	(45,396)	(52,695)	(67,148)	(85,222)	(91,077)
Total stockholders’ equity	27,504	18,014	10,914	9,959	33,175	27,775

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various factors, including those discussed in “Risk factors” and elsewhere in this prospectus.

OVERVIEW

We develop, manufacture and market Essure, an innovative and proprietary non-incisional permanent birth control device for women. Essure is a soft and flexible micro-insert delivered into a woman’s fallopian tubes and is designed to provide permanent birth control by causing a benign tissue in-growth that blocks the fallopian tubes. The procedure to place our Essure micro-insert, which we refer to as the Essure placement procedure, is typically performed as an outpatient procedure and is intended to be a less invasive and less costly alternative to tubal ligation, the leading form of birth control in the U.S. and worldwide.

Our primary focus is obtaining regulatory approval and commercializing Essure in the United States. In the U.S., we will need FDA approval before commercializing Essure. We submitted our pre-market approval, or PMA, application to the U.S. Food and Drug Administration, or FDA, on April 19, 2002. On May 22, 2002, the FDA notified us in writing that it has determined that our PMA application is “fileable,” that the application has been granted expedited review status and that the Obstetric and Gynecological Devices Panel, an independent expert advisory committee, will review our PMA application at a meeting scheduled for July 22-23, 2002. The FDA informed us that it granted expedited review status for our PMA application because it believes that Essure may offer a significant advantage in female sterilization. We intend to begin selling Essure in the U.S. following FDA approval, which we expect to receive in 2003, and could receive as early as the end of 2002. However, the granting of expedited review status does not guarantee that the application will ultimately be approved and the actual timing and substance of FDA action is not within our control.

We currently market Essure in Australia, Singapore, Canada and ten European markets. In Australia, we are continuing our sales, marketing and training effort. In March 2002, we established a call center staffed with healthcare professionals to provide women with information about permanent birth control options and to answer their questions about Essure. We are also continuing to market directly to the public hospitals in Australia and are now active in public hospitals in every major Australian region.

In Europe, we have established distributor partnerships in the U.K., Northern Ireland, Spain, Portugal, Holland, Finland, Sweden, Germany, Belgium and Denmark. We have also established a team of clinical trainers and distribution managers to oversee the sales efforts and professional education programs of our distributors. We will continue to focus our efforts in Europe on adding additional distributors, training physicians and obtaining reimbursement approval in certain European countries.

In the first quarter of 2002, we began to market our product in Canada. Our primary focus in Canada is the major metropolitan centers such as Montreal, Toronto, Ottawa and Vancouver.

We have experienced significant operating losses since inception and, as of March 31, 2002, had an accumulated deficit of $91.1 million. We expect our operating losses to continue at least through 2003 as

Management’s discussion and analysis of financial condition and results of operations we continue to expend substantial resources in the marketing of Essure, complete our clinical trials and prepare for a market launch of Essure in the United States pending FDA approval. Due to the unpredictable nature of these activities, we do not know whether we will achieve or sustain profitability in the future.
Future revenues and results of operations may fluctuate significantly from quarter to quarter and will depend upon, among other factors, the progress of our clinical trials, actions relating to regulatory and reimbursement matters, the extent to which Essure gains market acceptance, the ability to attract marketing partners, the rate at which we establish our domestic and international distribution network, the timing and size of distributor purchases and introduction of competitive products.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements include the accounts of our company and all wholly-owned subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Inventories
We state inventories at the lower of cost or market, cost being determined on the first-in, first-out method. We provide for reserves for slow moving and obsolete inventories based on historical experience and current product demand. In addition, reserves are established to write inventory down to net realizable value. We evaluate the adequacy of these reserves quarterly.

Revenue recognition
We recognize revenue on product sales when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. We obtain written purchase authorizations from our customers for a specified amount of product at a specified price and consider delivery to have occurred at the time of shipment.

Use of estimates
The preparation of financial statements requires our management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Management analyzes historical returns, current economic trends and changes in customer demand and acceptance of our product when evaluating the adequacy of the sales return and other allowances. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Foreign currency translation
Assets and liabilities of non-U.S. subsidiaries that operate where the local currency is the functional currency would be translated to U.S. dollars at exchange rates in effect at the balance sheet date with the resulting translation adjustments recorded directly to a separate component of accumulated other

Management’s discussion and analysis of financial condition and results of operations comprehensive income (loss). Income and expense accounts would be translated at average exchange rates during the year. Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon management’s determination of the functional currency of each subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary’s operation must also be considered. Based on our assessment of the factors discussed above, we consider the U.S. dollar to be the functional currency for each of our international subsidiaries. Accordingly, gains and losses from foreign currency transactions, which were not material for any of the years presented, are included in other expenses in our consolidated statements of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is effective for us and will be adopted beginning fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. We believe the adoption of SFAS No. 143 will not have a material impact on our financial statements.

In April 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”) which eliminates inconsistencies between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002 and for transactions occurring after May 15, 2002. We do not expect the adoption of SFAS No. 145 will have a significant impact on our financial position or on our results of operations.

RESULTS OF OPERATIONS

Three months ended March 31, 2002 and March 31, 2001

Net sales were $0.3 million for the three months ended March 31, 2002 and zero for the three months ended March 31, 2001. The net sales for the first quarter of 2002 by region consisted of 40% in Europe, 34% in Australia, 22% in Canada and the remainder in Singapore. We do not currently have sales within the United States.

Cost of sales and start-up manufacturing costs for the three months ended March 31, 2002 were $0.7 million and represented the costs of early stage product introduction and limited production volumes. There was no cost of sales for the same period in 2001.

Research and development expenses, which include product development, clinical, regulatory, quality assurance and process engineering, decreased to $2.0 million for the three months ended March 31, 2002, from $2.2 million for the same period in the prior year. This 9% decrease is primarily due to lower Pivotal trial costs.

Management’s discussion and analysis of financial condition and results of operations

Selling, general and administrative expenses increased to $3.2 million for the three months ended March 31, 2002, from $2.1 million for the same period in the prior year. This 56% increase is due to marketing efforts related to the commercial introduction of Essure in the U.K., Northern Ireland, Spain, Portugal, Finland, Holland, Belgium and Canada, and continued marketing activities in Australia. Selling, general and administrative expenses are expected to increase in 2002 as we continue to expand our marketing efforts in pursuit of reimbursement approvals in Europe and other countries, and prepare for U.S. market launch for Essure depending upon the timing of FDA approval. Additionally, we will need to fund growth in administrative and sales personnel and other general corporate activities necessary to support overall corporate growth.

Other expenses of $0.3 million for the three months ended March 31, 2002 included a one-time settlement charge in connection with a 1997 distribution agreement related to a discontinued product and a foreign currency translation loss.

Net interest and other income decreased to $0.1 million for the three months ended March 31, 2002, from $0.2 million for the same period in the prior year, primarily as a result of a lower average rate of return on investments. We invest our excess cash in short-term commercial paper, money market and government securities.

Years ended December 31, 2001 and 2000

Net sales in 2001 were $401,000, of which 77% were from Australia, 14% from Singapore and 9% from Europe. There were no sales in 2000.

Cost of sales and start-up manufacturing costs were $1.5 million in 2001, as compared to zero in 2000. Our cost of sales in 2001 consisted primarily of start-up manufacturing costs related to the commercialization of Essure.

Research and development expenses decreased 25% in 2001 to $8.0 million from $10.7 million in 2000. The decrease in 2001 was primarily due to the completion of our Pivotal trial patient enrollment in early 2001.

Selling, general and administrative expenses increased 96% in 2001 to $9.8 million from $5.0 million in 2000, due primarily to the addition of marketing personnel, costs associated with advertising and promotions in support of the commercial introduction of Essure in Australia and the set up of a European subsidiary.

Net interest and other income in 2001 was $740,000, which is comparable with the $712,000 earned in 2000.

As a result of our net loss of $18.1 million, we incurred no income tax expense in 2001 or 2000. As of December 31, 2001, we had net operating loss carry forwards for federal and state income tax purposes of approximately $78.0 million and $37.5 million, respectively. In addition, at December 31, 2001, we had federal and state research credit carry forwards of approximately $1.3 million and $1.2 million, respectively. These net operating loss and credit carry forwards will expire at various dates beginning in the years 2002 through 2021, if not utilized. Use of the net operating losses and credits may be subject to a substantial annual limitation by the Internal Revenue Service. The annual limitation may result in the expiration of net operating losses and credits before we can use them to reduce future earnings, if any.

Management’s discussion and analysis of financial condition and results of operations

Years ended December 31, 2000 and 1999

In July 1998, we eliminated operations for our TTAC, STARRT, ERA and FUTURA products. Thus, sales and cost of sales in 1999 consisted of residual quantities of discontinued products.

Research and development expenses increased 149% in 2000 to $10.7 million compared with $4.3 million in 1999. The increase in 2000 was due primarily to:

➢	clinical and patient recruiting costs for our Essure Pivotal trial;

➢	scale up of our pilot manufacturing and quality operations; and

➢	ongoing product development costs for Essure.

Selling, general and administrative expenses were $5.0 million in 2000, as compared to $3.7 million in 1999. The increase of 35% was primarily due to efforts related to our commercial introduction of Essure in Australia.

In 2000, we received $586,000 from our directors’ and officers’ liability insurance policy for legal defense costs recovery related to a 1997 sexual harassment lawsuit. Our company and all other defendants were found not guilty by unanimous jury vote in December 1999. We do not expect additional recovery in the future.

Net interest and other income in 2000 was $712,000, which is comparable with the $723,000 earned in 1999.

Net loss increased 99% to $14.5 million in 2000 compared with $7.3 million in 1999, due primarily to clinical and patient recruiting costs for our Pivotal trial and increased effort to develop and market Essure.

LIQUIDITY AND CAPITAL RESOURCES

We have experienced significant operating losses since inception and, as of March 31, 2002, had an accumulated deficit of $91.1 million.

At March 31, 2002, cash, cash equivalents, short-term investments and restricted cash totaled $26.5 million, compared with $33.8 million at December 31, 2001. The decrease is due to $7.3 million of cash used in operating activities and $0.4 million of cash used for the purchase of capital equipment, partly offset by $0.3 million of cash received from the exercise of stock options.

Net cash used in operating activities increased to $7.3 million in the first three months of 2002, compared with $5.5 million in the first three months of 2001. Net cash used in operating activities increased to $18.6 million in 2001, compared with $10.6 million in 2000. The increases were primarily related to funding net operating losses, increased sales and marketing efforts related to the commercialization of Essure in Australia and Europe, payments related to our clinical trials, and the scale up of our manufacturing and quality operations in order to transition from pilot manufacturing to commercialization. Net cash used in operating activities increased to $10.6 million in 2000 compared with $6.3 million in 1999, due to enrollment for the Pivotal clinical trial and costs related to the marketing campaign for the commercialization of Essure in Australia.

Net cash used in investing activities was $6.3 million in the first three months of 2002 and consisted primarily of purchases of short-term investments. Net cash provided by investing activities was

Management’s discussion and analysis of financial condition and results of operations

$3.1 million in the first three months of 2001, and consisted primarily of maturities of investments. Net cash provided by investing activities was $6.6 million in 2001 and consisted primarily of matured short-term investments partially offset by purchases of investments and capital expenditures used to expand our manufacturing operations and fund leasehold improvements for planned growth. Net cash used in investing activities in 2000 of $1.5 million were primarily related to capital expenditures in anticipation of planned growth in employees, facilities and corporate infrastructure, while net cash used by investing activities in 1999 of $1.8 million was primarily the result of purchase of short-term investments.

Net cash provided by financing activities was $0.3 million in the first three months of 2002, compared with $57,000 in the first three months of 2001. Net cash provided by financing activities was $41.1 million in 2001 and consisted of net proceeds from the sale and issuance of an aggregate of 4.0 million shares of common stock in two private placement transactions in April and November of 2001. In 2000, net cash provided by financing activities of $13.1 million consisted of net proceeds from the sale and issuance of 1.9 million shares of common stock in a private placement transaction in July 2000. There were no significant financing activities in 1999.

We have operating lease obligations on our current building facilities and equipment leases. Estimated net lease payments due in 2002 and in years 2003 through 2005 total $1.3 million and $1.5 million, respectively. We also have long-term obligations related to our Phase II clinical study and Pivotal trial. Estimated clinical trial liabilities due in 2002 and in years 2003 through 2005 total $422,000 and $486,000, respectively. Additionally, we have a $69,000 standby letter of credit commitment representing a deposit held under an equipment lease. The letter of credit is renewable every year over the next five years.

We estimate that our existing capital resources, together with the net proceeds received in this offering, will be sufficient to meet our cash requirements for at least the next twelve months. However, we may require additional financing and, therefore, may in the future seek to raise additional funds through bank facilities, debt or equity offerings or other sources of capital. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Additional funding may not be available when needed or on terms acceptable to us. If we are unable to obtain additional capital, we may be required to delay, reduce the scope of or eliminate our research and development programs or reduce our selling and marketing activities. We expect to have negative cash flows from operations through at least 2003. Our future liquidity and capital requirements will depend upon many factors, including, among others:

➢	timing of receipt of U.S. and international governmental clearances and approvals for Essure;

➢	resources devoted to establish sales and marketing and distribution capabilities;

➢	resources devoted to increasing our manufacturing capacity;

➢	the rate of adoption of Essure by doctors and patients; and

➢	obtaining medical insurance coverage for Essure.

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OVERVIEW

We develop, manufacture and market Essure, an innovative and proprietary non-incisional permanent birth control device for women. Essure is a soft and flexible micro-insert delivered into a woman’s fallopian tubes and designed to provide permanent birth control by causing a benign tissue in-growth that blocks the fallopian tubes. The procedure to place our Essure micro-insert, which we refer to as the Essure placement procedure, is typically performed as an outpatient procedure and is intended to be a less invasive and less costly alternative to tubal ligation, the leading form of birth control in the U.S. and worldwide. Our primary focus is obtaining regulatory approval and commercializing Essure in the United States. We submitted our pre-market approval, or PMA, application to the U.S. Food and Drug Administration, or FDA, on April 19, 2002. On May 22, 2002, the FDA notified us in writing that it determined that our PMA application is “fileable,” that our PMA application has been granted expedited review status and that the Obstetric and Gynecological Devices Panel, an independent expert advisory committee, will review our PMA application at a meeting scheduled for July 22-23, 2002. The FDA informed us that it granted expedited review status for our PMA application because it believes that Essure may offer a significant advantage in female sterilization. We intend to begin marketing Essure in the U.S. following FDA approval, which we expect to receive in 2003, and could receive as early as the end of 2002. However, the granting of expedited review status does not guarantee that the application will ultimately be approved. We currently market Essure in Australia, Singapore, Canada and 10 European markets.

We believe that Essure represents an attractive alternative to tubal ligation for women seeking permanent birth control. Laparoscopic tubal ligation and tubal ligation by laparotomy typically involve abdominal incisions and/or punctures, general or regional anesthesia, four to 10 days of normal recovery time and the risks associated with an incisional procedure. The Essure placement procedure does not require cutting or penetrating the abdomen, which is expected to lower the likelihood of post-operative pain due to the incisions/punctures, and is typically performed in an outpatient setting without general or regional anesthesia. In the Pivotal trial, the total procedure time averaged 35 minutes, with an average of 13 minutes of hysteroscopic time to place the Essure micro-insert. A patient is typically discharged approximately 45 minutes after the Essure placement procedure. No overnight hospital stay is required. Furthermore, reliance on Essure does not involve taking drugs or hormones.

We believe Essure will also appeal to women who have completed childbearing but who are using either temporary birth control methods or no birth control method at all because no viable non-incisional alternative to tubal ligation is currently available. Among women from our Phase II clinical study and Pivotal trial who have worn the micro-inserts for one year or more, 99% rate their comfort with Essure as “good” to “excellent” at the follow-up visits conducted thus far. Excluding the day of the Essure placement procedure, 92% of the patients in the Pivotal trial who were employed returned to work in one day or less. Essure’s safety and recovery profile is one of the reasons why we believe it may be a preferred alternative to currently available methods of permanent birth control.

We believe that physicians will be receptive to Essure because it is a less invasive permanent birth control option to offer their patients. We also believe physicians will find the Essure placement procedure relatively easy to perform, after completing the Essure training program. We believe hospitals will be able to utilize their facilities more cost effectively with the Essure placement procedure compared with tubal ligation. We expect payors to experience cost reductions resulting from the elimination of overhead and procedural costs related to anesthesia and post-operative hospital stays associated with tubal ligations. In addition, payors may also benefit from the reduction of unplanned pregnancies associated with non-

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permanent methods of birth control used by patients who have chosen to avoid the drawbacks of currently available permanent methods but who may elect to use Essure.

We commenced a multi-center, international Pivotal, or Phase III, trial in May 2000. This trial was designed to obtain 12-month safety, effectiveness and patient satisfaction data to support the submission of a PMA application with the FDA. Prior to the Pivotal trial, we also commenced a Phase II clinical study of the safety and effectiveness of Essure in November 1998. As of May 1, 2002, we had accumulated more than 940 woman-years of effectiveness data between our Phase II clinical study and Pivotal trial, and based on current data and zero reported pregnancies in women relying on Essure in these trials, statistical analysis supports an estimated one-year effectiveness rate of 99.8%. Based on zero reported pregnancies in women relying on Essure for contraception in our Pivotal trial, we submitted a proposal to the FDA requesting our PMA application be submitted with one-year data on 350 women instead of the previously agreed to 400 women. The FDA accepted this proposal in writing in March 2002. On April 19, 2002, we submitted our PMA application to the FDA with one-year data on 360 women in the Pivotal trial. As part of our original proposal to the FDA, we agreed to follow with an update to the one-year data on an additional 40 women from the Pivotal trial, which we currently plan to submit prior to the July 22-23 meeting of the Obstetric and Gynecological Devices Panel reviewing our PMA application. The FDA has notified us in writing that it has determined that our PMA application is “fileable,” that our PMA application has been granted expedited review status and that the Obstetric and Gynecological Devices Panel will review our PMA application at a meeting scheduled for July 22-23, 2002. As of June 1, 2002, we have not had any reported pregnancies in women relying on Essure in our clinical trials or in commercial use. No method of birth control has proven 100% effective and we expect women wearing Essure to report pregnancies in the future.

Essure is listed with Australia’s Therapeutic Goods Administration, which allows us to market and sell Essure in Australia. We have a sales and marketing group in Australia and began commercial sales there in the second quarter of 2001. In February 2001, we received approval to affix the CE Mark to Essure, indicating that Essure is certified for sale throughout the European Union, subject to compliance with local regulations such as registration with the Ministry of Health and/or particular requirements regarding labeling or distribution. We have recently begun reimbursement studies in France and the U.K. We have established distribution partnerships in select European markets, including the U.K., Northern Ireland, Portugal, Spain, Holland, Finland, Sweden, Germany, Denmark and Belgium, and made our first commercial sales in Europe in December 2001. We began selling Essure in Singapore in June 2001 and are currently using a distributor to market and distribute our product in that country. We received clearance from Health Canada in the fourth quarter of 2001 to market Essure in Canada and made our first commercial sale in January 2002. We intend to begin selling Essure in the U.S. following FDA approval, which we expect to receive in 2003 and could receive as early as the end of 2002.

Our market

A 1995 National Survey of Family Growth performed by the Centers for Disease Control and Prevention, or CDC, the most current available statistics on U.S. reproductive health, estimated that 64% of the 60.2 million U.S. women of reproductive age (15–44) use some form of birth control. The most common form of birth control in the U.S. according to this 1995 CDC survey was tubal ligation, followed by oral contraceptives, condom and vasectomy.

According to the 1995 CDC survey, 39% of women who use any form of birth control rely on permanent birth control methods, such as tubal ligation and vasectomy. In 1971, vasectomy, a male sterilization procedure, outnumbered tubal ligation by more than three to one. As a result of the adoption of a less invasive laparoscopic procedure in 1971, tubal ligation procedures currently outnumber vasectomies by 75% annually. Published reports estimate that 700,000 tubal ligation

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procedures are performed each year, and the prevalence increases with age and number of children. Approximately 90% of U.S. women who have had tubal ligation have two or more children and 65% are between the ages of 35 and 44. Despite the decrease in vasectomies since 1971, we estimate there are still approximately 400,000 vasectomy procedures performed each year in the U.S.

In addition to permanent birth control procedures, the 1995 CDC survey estimated that approximately 21 million U.S. women use temporary methods of birth control, such as oral contraceptives, implants and injectables. Included in this group are approximately seven million women who we believe are likely to consider a permanent form of birth control because they have two or more children. Furthermore, researchers in a 1999 article published in Family Planning Perspectives theorized that women may not be completely satisfied with long-term use of temporary methods of birth control. The Family Planning Perspectives article reported that 44% of women using temporary birth control change methods for a method-related reason within 12 months, increasing to 61% by 24 months. For these reasons, we believe our market includes not only women who desire permanent birth control, but potentially also women who have completed childbearing but are using either temporary birth control methods or no birth control method at all because no viable non-incisional alternative to tubal ligation is currently available.

Based on data from the 1995 CDC survey, the following chart summarizes birth control methods used by women using contraception between the ages of 30 and 44 in the U.S.:

	Age 30–34	Age 35–39	Age 40-44

Total number of women	8.0 million	8.2 million	7.3 million
Method:
Tubal ligation	29.4%	40.7%	49.8%
Pill	28.4%	11.1%	5.9%
Condom	18.4%	16.8%	12.4%
Vasectomy	10.4%	18.5%	20.3%
All others	13.3%	12.8%	11.5%

Worldwide, there is a larger market for permanent birth control. The most current and available report on worldwide birth control statistics is a 1998 United Nations report on birth control methods used in 1993 by reproductive couples. The report indicated that tubal ligation, the leading birth control method worldwide, was used by 32% of reproductive couples, followed by intrauterine devices at 22%, oral contraceptives at 14% and condom at 7%.

Other available permanent birth control methods

Tubal ligation
Tubal ligation is the most common form of birth control that combines high effectiveness with no required user compliance and a very low risk of long-term side effects. However, the difficulty in accessing the fallopian tubes has made it necessary to perform incisional surgery. The two most common methods of tubal ligation are laparoscopic tubal ligation and tubal ligation performed by mini-laparotomy/laparotomy. Each method of tubal ligation has a one-year effectiveness rate of approximately 99.5%.

Laparoscopic tubal ligation, the least invasive method of tubal ligation, requires one to two punctures to be made in the abdomen and carbon dioxide gas to inflate the abdomen to improve visibility and access for the surgeon. The fallopian tubes are then ligated by cutting or cauterizing, or by mechanical occlusion using clips or rings. Because laparoscopic tubal ligation requires penetration of the abdomen, 93% of

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laparoscopic tubal ligations are performed under general anesthesia. The typical surgical procedure takes approximately 45 minutes and is followed by four to five hours of recovery time in a hospital setting. Women typically return to normal activities four to six days after a laparoscopic tubal ligation. Tubal ligation by laparotomy is a more invasive method of tubal ligation due to a more extensive incision and is associated with a higher rate of complications and longer hospital stays and recovery periods.

The CDC conducted a large, prospective trial of women undergoing tubal ligation by either laparoscopy or laparotomy, and reported that major complications occurred in 1.6%–5.7% of the cases, depending on the surgical approach. The most frequent major complication with laparoscopy was unintended major surgery due to unexpected bleeding, hematoma formation or stomach/bowel perforation. The major complications reported with laparotomy were febrile morbidity and re-hospitalization due to pelvic abscess, pulmonary abscess, pulmonary embolus and bowel obstructions.

In addition to the CDC study, published reports of randomized trials involving the three FDA-approved devices for tubal occlusion, Filshie Clip, Hulka Clip and the Tubal Ring, cited overall complication rates of 11.2%–24.0%, depending on the surgical approach. The complications reported in these studies included surgical injuries, primary incision complications and infections. Incision complications were the most frequent and could be eliminated with a non-incisional approach. The complication rates in these studies were higher than reported in the CDC published reports because the CDC study focused only on major complications.

In addition to the complications reported in the public research literature, a report entitled Summary of Safety and Effectiveness for the Filshie Clip PMA, which was prepared and distributed by the FDA, also noted the following complications: pelvic pain (35.7%), menstrual pattern changes (12.2%), back/shoulder pain (6%), nausea/vomiting (4.3%) and headache (3.0%).

Based on early reports of the CDC study involving 3,500 women who underwent laparoscopic tubal ligation, a five-fold difference in complication rates was found between procedures performed under general anesthesia and those performed under local anesthesia. In subsequent reports from the CDC study expanded to cover over 9,000 women, use of general anesthesia was found to be a predictor of complications in women undergoing interval laparoscopic tubal ligation. In addition, 40% of the deaths attributable to tubal ligation followed complications associated with general anesthesia, and there were no deaths due to complications from local anesthesia. Although use of local anesthesia for tubal sterilization is associated with a lower rate of complications, laparoscopic tubal sterilization still requires access to the peritoneal cavity with its associated risks.

Vasectomy
Vasectomy is a highly effective method of male birth control that is performed in a doctor’s office with local anesthesia and typically takes about 20 minutes. The vas deferens is ligated or resected and the cut ends are typically cauterized or clipped. Patients are observed for approximately 20 minutes before release and are encouraged to use an ice pack for approximately 4 hours to reduce swelling. Support devices are recommended for two days. Before relying on the vasectomy for birth control, men are encouraged to be tested 12 weeks after the procedure for the presence of sperm. Side effects of vasectomy include bleeding, infection and chronic pain syndrome.

Other available temporary birth control methods

Oral contraceptives and drug delivery systems
Birth control pills and other hormone delivery systems offer temporary birth control to women. Birth control pills contain female hormones and require a daily pill-taking regimen in order to stop the ovaries

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from releasing eggs. According to Contraceptive Technology, 17th revised edition, the birth control pill has a “perfect use” failure rate of 0.1% but a “typical use” failure rate of 5.0% in the first year of use. This method has a relatively high failure rate because of imperfect user compliance, an inherent problem with many methods of birth control. Many physicians will not prescribe birth control pills to women over the age of 35 who smoke cigarettes because of the potential for serious side effects. Some of the risks associated with the pill are an increased risk of heart attack, stroke and blood clots.

Other forms of temporary hormonal birth control include injectable hormones, such as Depo-Provera and Lunelle, implantable hormones, such as Norplant and Implanon, vaginal rings, such as NuvaRing, and patches, such as OrthoEvra. All work to inhibit ovulation and/or inhibit sperm from entering the uterus. All have high effectiveness rates, but some, such as the ring and the patch, still require a high level of user compliance, and injectables require periodic re-injections. All have undesirable side effects, such as menstrual cycle changes, weight gain, headaches and nausea and breast tenderness. Those containing estrogen, such as Lunelle, NuvaRing and OrthoEvra, may increase the risk of blood clots, heart attack and stroke.

Condoms and diaphragms
Condoms are male contraceptives that may also protect against sexually transmitted diseases. Diaphragms are soft, flexible, cup-shaped products that are placed inside of a woman’s vagina and over the cervix in order to prevent the sperm from entering the uterus and fertilizing the egg. Although condoms and diaphragms have very limited side effects, these methods have relatively high first-year failure rates primarily due to imperfect user compliance. According to Contraceptive Technology, 17th revised edition, the first-year “typical use” failure rates are 14% for condoms and 20% for diaphragms.

Intrauterine devices (IUDs)
IUDs are small devices that are placed in a woman’s uterus to prevent fertilization of the egg. They contain either copper, as in Paragard, or hormones, as in Mirena, which is also known as an intrauterine system. According to Contraceptive Technology, 17th revised edition, IUDs have a first year failure rate of 0.1% to 0.8%. However, the use of IUDs among U.S. women has been low in recent years, representing only approximately 1% of contraceptive users. Potential side effects from IUDs include menstrual cycle changes, infection, cramping, expulsion and uterine perforation.

OUR PRODUCT: ESSURE

We developed Essure in response to what we perceived as a market need for a permanent, less invasive and less costly alternative to tubal ligation.

The Essure micro-insert is designed to be placed into each fallopian tube using a hysteroscope, an instrument that allows visual examination of the cervix and uterine cavity, and our minimally invasive tubal access delivery system. The delivery system is a disposable plastic handle with a thumb-wheel that is connected to our proprietary guidewire and catheter system. The micro-insert is constructed of medical grade materials, a stainless steel inner coil, a dynamic outer coil made from a nickel titanium alloy, called Nitinol, and a layer of polyethylene terephthlate, or polyester fibers, wound between the inner and outer coils. All of these materials have been used in the body for a variety of different applications, including cardiovascular surgery, for many years. Nitinol, a shape-memory metal, has been used in cardiovascular and peripheral vascular stents. Polyester fiber, proven to promote tissue in-growth, has been used in a variety of other medical applications, including artificial heart valves and vascular grafts. Stainless steel has been used in numerous long-term medical applications.

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An Essure micro-insert is deployed into each of the woman’s fallopian tubes using a hysteroscope. Using the hysteroscope for guidance, the delivery catheter is guided through the uterus and the opening of the fallopian tube. Once the physician has properly positioned the delivery system in the fallopian tube, the physician releases the micro-insert. When released, the micro-insert automatically expands to the contours of the fallopian tube. Over a three-month time frame, the polyester fibers within the micro- insert elicit a localized, benign tissue in-growth that occludes, or blocks, the fallopian tubes, thereby preventing pregnancy. As of May 1, 2002, we had accumulated more than 940 woman-years of effectiveness data between our Phase II clinical study and Pivotal trial, and based on current data and zero reported pregnancies in women relying on Essure in these trials, statistical analysis supports an estimated one-year effectiveness rate of 99.8%. Current data from our Pivotal trial also show that 99% of women who have relied on Essure for contraception for one year or more rated their long-term comfort as “good” to “excellent,” and 95% of patients would recommend Essure to a friend. Additionally, excluding the day of the Essure placement procedure, 92% of women in the Pivotal trial who were employed returned to work in one day or less.

Comparison to laparoscopic tubal ligation was not performed in our Pivotal trial. We believe, however, based on current data from our Pivotal trial and published reports on laparoscopic tubal ligation, that the Essure placement procedure has the following key advantages over laparoscopic tubal ligation:

	Essure placement procedure	Laparoscopic tubal ligation

Procedure	Transcervical → Non-incisional	Incisional → Abdominal incision and puncture

Typical anesthesia	Local	General

Average endoscopic procedure time	13 minutes	Not measured
Average total procedure time	35 minutes	approximately 45 minutes

Average post-op recovery time	45 minutes	4-5 hours

Where performed	Outpatient/hospital, surgi-center or doctor’s office	Inpatient/hospital or surgi-center

Average return to regular activities	1-2 days	4-6 days

We believe that Essure and the Essure placement procedure offer the following important benefits to patients, physicians, hospitals and payors:

Benefits to patients

➢	No risks associated with incisions and use of general or regional anesthesia.

➢	Rapid return to regular activities of one to two days as compared to four to six days for laparoscopic tubal ligation.

➢	Estimated first-year effectiveness rate of 99.8%.

➢	No risks associated with hormones used with hormone-based contraception.

➢	No recurring management of contraception usage as compared to non-permanent contraception methods, such as the birth control pill, implants and injectables.

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Benefits to physicians and hospitals

➢	Short and relatively easily performed procedure.

➢	No risks associated with incisions and use of general or regional anesthesia.

➢	May be performed in a less resource-intensive environment.

➢	Elimination of costs related to the use of anesthesia and post-operative hospital stays.

Benefits to payors

➢	Elimination of costs related to the use of anesthesia and post-operative hospital stays.

➢	Potential to reduce unplanned pregnancies, which are costly to payors.

There are, however, certain key factors that a woman must consider when she selects Essure.

➢	The woman must be certain that permanent birth control is desired, because Essure is not expected to be reversible.

➢	For three or more months after the Essure placement procedure, a temporary method of birth control must be used in combination with Essure.

➢
Micro-insert placement will not be successful in all patients. In our Pivotal trial, we could not attempt placement in 2% of the women because the hysteroscope could not be placed or the fallopian tube osita could not be visualized. Of the remaining women, 92% received bilateral placement, 6% did not receive Essure placement at all and 2% received unilateral placement and thus were unable to rely on Essure for contraception.

➢
Not all women in whom micro-inserts are implanted bilaterally will be able to rely on the micro-insert for contraception. In our Pivotal trial, 2.5% of women with bilateral placement were ultimately unable to rely on Essure for contraception due to improper micro-insert location. In addition, 6% of women who were ultimately able to rely on Essure for contraception required more than one placement procedure.

As with all medical procedures, there are risks associated with Essure and the Essure placement procedure. Because there are no abdominal incisions or punctures and general or regional anesthesia is typically not required, the risks associated with the Essure placement procedure, as are typical of hysteroscopic procedures, are expected to be of a lesser severity than that of procedures that require invasion of the abdominal cavity. This is typified by the minor nature of most of the adverse events reported in our clinical trials to date. The most frequent risk with the Essure placement procedure is the inability to rely on the micro-insert for contraception, due primarily to lack of micro-insert placement and less frequently to misplacement of the micro-insert. The majority of women report mild to moderate pain immediately after the Essure placement procedure. In addition, side effects reported prior to discharge on the day of the Essure placement procedure, which are typical of hysteroscopic procedures, include cramping/pain, nausea/vomitting, dizziness/fainting, spotting/vaginal bleeding and over absorption of fluid. Combined, these side effects occurred in less than half of the women, and were reported as “adverse events” in only 3% of women. In addition, most women reported spotting for an average of three days post-procedure, and one-third reported pain on the day following the procedure, with little pain reported on subsequent days. Also, occurrence of back/abdominal/other pain, headache, gas/bloating and transient menstrual changes were reported. Persistent pain was not reported in any women, and persistent menstrual changes were reported in less than 2% of women, with virtually equal percentages of women reporting heavier than normal menstrual flow and less than normal menstrual flow.

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Our clinical progress

Pivotal trial
A Pivotal, or Phase III, trial of Essure was initiated in May 2000, under an Investigational Device Exemption from the FDA. The Pivotal trial, being conducted at 13 clinical sites in the U.S., Australia, the U.K., Spain and Belgium, includes over 450 women in whom the Essure micro-inserts were placed. The clinical endpoints of the study include safety, effectiveness and patient satisfaction.

Based on zero reported pregnancies in women relying on Essure for contraception in our Pivotal trial, we submitted a proposal to the FDA requesting our PMA application be submitted with one-year data on 350 women instead of the previously agreed to 400 women. The FDA accepted this proposal in writing in March 2002. On April 19, 2002, we submitted our PMA application to the FDA with one-year data on 360 women in the Pivotal trial. As part of our original proposal to the FDA, we agreed to follow with an update to the one-year data on an additional 40 women from the Pivotal trial later in the second quarter of 2002, which we currently plan to submit prior to the July 22-23, 2002 meeting of the Obstetric and Gynecological Devices Panel reviewing our PMA application. On May 22, 2002, the FDA notified us in writing that it determined that our PMA application is “fileable,” that our PMA application has been granted expedited review status and that the Obstetric and Gynecological Devices Panel will review our PMA application at a meeting scheduled for July 22-23, 2002. As of June 1, 2002, 376 women had completed the one-year follow-up visit. As of June 1, 2002, there had been no pregnancies reported in women relying on Essure for contraception, nor have there been reported requests for procedure reversal in the Pivotal trial. We had accumulated an aggregate of more than 700 woman-years of patient safety and more than 520 woman-years of effectiveness data from our Pivotal trial as of May 1, 2002. Current data also shows that 99% of the women who have relied on Essure for contraception for one-year or more have reported their comfort with Essure as “good” to “excellent” at each of the subsequent follow-up visits.

The Pivotal trial is still ongoing, and the Pivotal trial statistics presented may change as longer term follow-up data from the women participating in the trial is gathered, audited and analyzed, or if the FDA requests that calculations be performed in a different manner than presented in our PMA application.

Phase II clinical study
We commenced the Phase II clinical study of safety and effectiveness of Essure in November 1998, and a total of 227 women underwent a placement attempt by June 30, 2000. Essure micro-inserts were placed in both fallopian tubes of 200 women, or 88% of the women who underwent a placement procedure. We have completed the one-year follow-up of women in the Phase II study, and over 100 women have completed the two-year follow-up. None of the women in the trial have reported a pregnancy. During the past year, one woman requested removal of her Essure micro-inserts due to persistent menstrual pain. These were removed without incident. We had accumulated an aggregate of more than 500 woman-years of patient safety and more than 420 woman-years of effectiveness data from our Phase II study as of May 1, 2002. 99% of the women participants in our Phase II clinical study described their comfort with Essure as “good” to “excellent” at all study visits.

Summary of results
As of May 1, 2002, we had accumulated more than 940 woman-years of effectiveness data between our Phase II clinical study and Pivotal trial, and based on current data and zero reported pregnancies in women relying on Essure in these trials, statistical analysis supports an estimated one-year effectiveness rate of 99.8%.

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The following table summarizes data from our two clinical trials as of May 1, 2002:

	Pivotal trial	Phase II study

Number of women undergoing a placement procedure	507 *	227

% of women with micro-inserts placed in both fallopian tubes	92%	88%

Average hysteroscopic procedure time for placement of micro-inserts	13 minutes	18 minutes

“Good” to “Excellent” rating of patient tolerance of procedure	88%	90%

Accumulated woman years of safety follow-up, all placements	700	500

Adverse event rates preventing reliance on Essure	2.5% **	3.0%

Accumulated woman years of effectiveness testing from women with Essure micro-inserts in both tubes	520	420

Reported pregnancies in women relying on Essure	None	None

*	Does not include the 2% of women in whom a hysteroscope could not be placed or the fallopian tube osita could not be visualized, and therefore Essure was not used.
**	Does not include the nine women who were able to rely on Essure after a successful second placement procedure.

Other studies
We have also performed histology and peri-hysterectomy studies in women who agreed to have Essure micro-inserts placed in their fallopian tubes prior to surgical removal of their uterus and fallopian tubes for medical reasons. In our histology study, high-powered microscopes were used to examine how the cells in the fallopian tube react to the Essure micro-inserts. Data obtained from the histological analysis of the fallopian tubes in these patients support the theorized mechanism of action of the Essure micro-inserts. Specifically, the polyester fibers in the Essure micro-inserts cause a local, benign tissue in-growth which blocks the fallopian tube. This tissue in-growth is expected to result in both long-term device retention and pregnancy prevention. Our peri-hysterectomy study examined placement feasibility during the initial device development, and was subsequently used for training and to evaluate device improvements.

Currently, we are also conducting peri-hysterectomy and safety and effectiveness studies to test a new internally developed catheter design. The new catheter is being tested to provide an alternative to our existing catheter, which is based on a third party proprietary technology. Pending the outcome of the peri-hysterectomy study, the new catheter will be tested in a safety and effectiveness study outside of the U.S.

Clinical history of discontinued design
In 1997 and 1998, an earlier generation of the Essure device was evaluated in 18 women, separate from the Phase II clinical study and Pivotal trial discussed above. Bilateral device placement was achieved in 12 of the 18 patients, but device expulsion occurred in 4 of the 12 patients. This unsatisfactory device expulsion rate led to the discontinuation of this design. In June 2000, a pregnancy was reported in one woman wearing the discontinued device and was believed to be due to a placement that was not as set forth in the clinical protocol. This pregnancy was reported to the FDA in June 2000 and the FDA did not raise any questions with respect to this pregnancy. The pregnancy also had no effect on the FDA approval status of our current Pivotal trial since it involved an earlier, discontinued design. This pregnancy was not included in the calculation of the current effectiveness rate.

Our marketing and regulatory progress
In the U.S., we will need FDA approval before commercializing Essure. We submitted our PMA application to the FDA on April 19, 2002. On May 22, 2002, the FDA notified us in writing that it

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determined that our PMA application is “fileable,” that our PMA application has been granted expedited review status and that the Obstetric and Gynecological Devices Panel will review our PMA application at a meeting scheduled for July 22-23, 2002. We intend to begin selling Essure in the U.S. following FDA approval, which we expect to receive in 2003, and could receive as early as the end of 2002. The actual timing and substance of FDA action is not, however, within our control.

Essure is listed with Australia’s Therapeutic Goods Administration, which allows us to market and sell Essure in Australia. The market launch of Essure in Australia began during the second quarter of 2001. In the Australian health care system, specialized procedures such as Essure require a referral from a primary physician, or a general practitioner, prior to seeing a gynecologist. Recognizing that the general practitioner’s role is key to a patient’s referral to a gynecologist, we developed and implemented awareness programs directed at general practitioners regarding patient counseling and referral. At the same time, we implemented physician training and preceptoring programs aimed at educating and qualifying gynecologists for the Essure placement procedure. Consumer awareness campaigns were implemented to direct women to their general practitioners for counseling and potential referral for Essure.

The Australian market is small compared to larger markets such as select Asian and European countries and the United States. Accordingly, the Australian market is intended to be a pilot market for us to learn and refine our marketing, sales, and distribution strategies and techniques.

In addition to the Australian launch in the Pacific Rim region, we also registered Essure in Singapore in 2001 and have contracted with a major hospital in Singapore where our physicians perform the Essure placement procedure as well as train gynecologists to perform the procedure. We are currently using a distributor in Singapore to market and distribute our product in that country.

In February 2001, we received approval to affix the CE Mark to Essure, indicating that Essure is certified for sale throughout the European Union, subject to compliance with local regulations such as registration with the Ministry of Health and/or particular requirements regarding labeling or distribution. We have recently begun reimbursement studies in France and the U.K. These studies are intended to support approvals for physician and device reimbursement. We have established and intend to use major distributors in select European markets, including the U.K., Northern Ireland, Portugal, Spain, Holland, Finland, Sweden, Germany, Denmark and Belgium, for initial and near-term commercialization. We established a sales and marketing division in France in December 2001 to oversee our marketing and distribution effort in Europe. We received clearance from Health Canada in the fourth quarter of 2001 to begin marketing Essure in Canada.

SALES AND MARKETING

Our sales and marketing strategy is to market Essure primarily to gynecologists while building interest and awareness among consumers and general practitioners. We intend to identify, educate and train gynecologists in the Essure placement procedure through a combination of presentations at major medical conferences, hands-on simulation and ultimately, proctored procedures with a clinician experienced in our Essure placement procedure. In addition, we intend to build awareness among consumers, general practitioners and the broader medical community through the use of public relations and targeted advertising.

In Australia, we have established a direct sales force to sell and market our product. We have sales representatives and physician trainers who work out of Essure centers affiliated with local hospitals. In these centers, our physician trainers perform the Essure placement procedure and train gynecologists to

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perform the procedure. The physician trainers are responsible for the initial training of gynecologists and assist with continuing education. Additionally, we have engaged a public relations firm to assist in our commercial marketing campaign in Australia.

In 2002, we introduced Essure in Canada and in select countries in Europe through local and/or regional distributors. Initially, we are targeting countries in Europe that have demonstrated favorable acceptance and reimbursement of new technologies, and we intend to begin to target similar countries in the Pacific Rim. Where possible, we will seek to establish strategic distribution partnerships with companies or organizations with resources to cover large regions and multiple markets. We intend to establish a network of smaller distributors in areas where we are unable to establish a regional strategic partnership.

Upon receipt of FDA pre-market approval, we intend to sell, market and distribute Essure in the U.S. through a direct sales force. We may affiliate with local hospitals to establish clinics, or Essure centers, in strategic regions of the U.S. to train and educate gynecologists in the Essure placement procedure.

REIMBURSEMENT

We believe that obtaining physician fee and device reimbursement for Essure will be an important step toward commercialization of Essure in the U.S. and internationally. Regardless of the country and its type of reimbursement system, physician advocacy of our product, together with studies demonstrating clinical and cost effectiveness, will be required to obtain adequate reimbursement.

United States
Health care providers in the U.S. typically rely on third-party payors, specifically private health insurers, Medicare and Medicaid, to reimburse all or part of the cost of procedures in which medical devices are used. Access to these funds is based on coding systems that are specific to procedure type and typically separate physician fees and funding paid to the facility. In most cases, facility fees include payment for the medical device and are generally paid at rates negotiated between the providers (e.g., hospitals) and third-party payors. We have hired consultants to survey the applicability of existing reimbursement codes for Essure and to assist us in developing a strategic plan to obtain reimbursement for both the physician fee and our device. Based on analysis performed to date, we believe Essure and the Essure placement procedure may be reimbursed under an existing reimbursement code. Our next step will be to test the analysis with a procedure where reimbursement from a third-party payor is requested. However, we cannot perform procedures in the U.S. at this time because we do not have FDA approval. Therefore, the earliest opportunity to test our reimbursement code will occur after we have obtained FDA approval to market Essure. While we may begin other clinical investigations in the U.S. prior to FDA approval, they are not considered good vehicles for reimbursement testing as third-party payors typically treat non-approved products and procedures differently in terms of coverage.

International
Reimbursement systems vary significantly by country and sometimes by region, and reimbursement approvals must be obtained on a country-by-country basis. Many international markets have government-managed health care systems that determine reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems.

In Australia, we obtained approval in 1999 from the appropriate government agency to use the existing tubal ligation reimbursement code for Essure and the Essure placement procedure, and numerous procedures were reimbursed in 2000 using this code. In March 2001, however, we received oral notification from the government agency that the continued applicability of this particular code for Essure and the Essure placement procedure would be reviewed. The review commenced in September

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2001 and includes an examination of the clinical and economic outcomes data. The conclusion of this review will determine the future level of reimbursement in Australia for Essure and the Essure placement procedure. In the interim until the review is completed, we have obtained clearance to use an existing reimbursement code, which provides physicians with less reimbursement than a laparoscopic tubal ligation procedure. The difference is approximately US$90 and the physician customarily charges the patient an additional fee to cover this amount.

In Europe, consultants are assisting us in developing a strategic plan to obtain reimbursement in a number of European countries, and we are conducting clinical reimbursement studies in selected regional markets, including France and the U.K.

MANUFACTURING

Our manufacturing strategy is to conduct certain proprietary manufacturing processes in-house. Currently, all manufacturing processes are performed in our facility in San Carlos, California, with the exception of the manufacturing of certain injection molded parts and catheter tubing, which are manufactured by original equipment manufacturers according to our specifications. After assembly and inspection, we package the Essure micro-inserts. The packaged units are then sterilized by an external contractor. Over time, we intend to move some aspects of our manufacturing processes to third-party manufacturers who meet our quality standards.

We have limited experience manufacturing our product in the volumes that will be necessary to achieve significant commercial sales. To achieve our production volume objectives, we are planning to expand our existing facility, hire additional personnel, and have certain subassemblies assembled by third-party manufacturers. We also plan to improve our assembly processes to increase efficiency.

We purchase various materials and components from qualified suppliers and inspect these materials and components in-house. We conduct periodic quality audits of our key suppliers. Most components, including nickel titanium alloy, guidewires, the inner release catheter tubing and stainless steel wires, are available from more than one source and we intend to qualify at least two sources for certain components. One component, the delivery catheter tubing, is available from only one supplier. This tubing is manufactured by our supplier using its proprietary intellectual property. Finding a second supplier for this tubing would require approval from our supplier to license its intellectual property to a third party. We are clinically testing an internally developed catheter that will not require a third party license. Another component, the polyester fiber which causes the necessary tissue in-growth, is made to our specifications and currently has only one qualified source. However, we have accumulated a quantity of this material that exceeds our anticipated production needs for the next five years. We are in the process of qualifying a second source for this fiber.

Our manufacturing facility is subject to periodic inspection by regulatory authorities. Our quality assurance systems are subject to FDA regulations. These regulations require that we conduct our product design, testing, manufacturing and control activities in conformance with these regulations and that we maintain our documentation of these activities in a prescribed manner. Our manufacturing facility is licensed by the California Department of Health Services, Food and Drug Branch and is registered with the FDA. In addition our facility has received ISO 9001/EN46001 certification and the European Union
Device Directive 93/42/EEC, allowing us to affix the CE Mark to our product after assembling appropriate documentation. ISO 9001/EN46001 certification standards for quality operations have been developed to ensure that companies know the standards of quality on a worldwide basis.

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RESEARCH AND DEVELOPMENT

Our research and development activities are performed by a product development, process engineering, regulatory and clinical research staff of 36 employees. We intend to continue to focus our research and development efforts on the development and improvement of Essure, manage the on-going clinical trials, and explore options to improve manufacturing efficiency and increase capacity for larger scale commercial production while at the same time reducing costs and improving quality and production yields. Research and development expenses were $8.0 million, $10.7 million and $4.3 million in 2001, 2000 and 1999, respectively, and $2.0 million for the three months ended March 31, 2002.

INTELLECTUAL PROPERTY

Our policy is to protect our proprietary position aggressively by, among other things, filing U.S. and foreign patent applications to protect technology, inventions and improvements that are important to the development of our business. In addition to the patent protection we have obtained in our license from Target Therapeutics, a division of Boston Scientific Corporation, we have filed method patents for the use of our product in new clinical applications and have pursued patents for several of our other inventions and developments. As of April 25, 2002, we had nine pending U.S. patent applications, 15 U.S. patents which have issued to us, and 24 foreign and/or international patent applications pending, with five issued foreign patents. Our issued patents include claims relevant to guidewire manipulation, a guidewire design, and a delivery mechanism for a tubal occlusion device. The pending applications describe various aspects of our proprietary tubal access platform technology, including claims specific to our Essure tubal occlusion device. In January 2001, the U.S. Patent and Trademark Office, or PTO, issued a patent to us granting a number of claims directed to intrafallopian devices, including devices that are anchored by resilient coils. The patent describes a variety of techniques to enhance the effectiveness of these devices, including the use of polyester fibers attached to the device, and also discloses methods for deployment of these devices using a transcervical delivery system.

We obtained an exclusive license in the field of reproductive physiology to technology developed by Target Therapeutics. In addition, we have granted to Target Therapeutics an exclusive license to our technology in certain fields of interventional medicine outside of reproductive physiology. Our exclusive license of Target Therapeutics’s technology encompasses certain technology developed by Target Therapeutics as of February 1, 1996. We do not have any preferential rights to technology developed by Target Therapeutics after that date. The license from Target Therapeutics includes patents which relate to the design of its micro-catheters (the initial patent for which expires in June 2006), certain aspects of guidewire design and other important aspects of micro-catheter, guidewire and micro-coil technologies. If these Target Therapeutics patents were invalidated, our proprietary position in the marketplace would be severely compromised. In addition, should any of our Target Therapeutics technology be found to infringe upon a third party’s patent rights, it may affect our ability to develop, market and sell additional products in the future. Finally, Target Therapeutics has the right to terminate our license if we materially breach the terms of the license. If the Target Therapeutics license were terminated, it might affect our ability to develop, market and sell additional products in the future.

We believe that we are free to make and sell our product, and that our product and its intended use does not infringe any valid patent rights of any other party. However, a third party, Ovion, Inc., has brought to our attention a patent and certain claims from a pending patent application owned by it. Ovion is a small company formed by William Tremulis and Jeffrey Callister. Mr. Tremulis interviewed with our company for employment and thereafter filed patent applications containing subject matter that appears similar to the Essure micro-insert. Ovion has indicated it believes that the claims of its patent and application cover Essure and its use. Because we believe that some or all of Ovion’s claims should be included within our own

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patents, we have requested that the PTO declare an interference. An interference is a proceeding within the PTO to determine which party was the first to invent, and which party is thereby entitled to ownership of, the claims. We believe that we filed our patent applications for Essure before Ovion filed the application that issued as its patent, and that we are entitled to any patentable claims now appearing in their patent that cover our product. We do not know whether the PTO will declare an interference, whether we invented our product prior to Ovion’s date of invention, or whether we will prevail in an interference proceeding if it is declared by the PTO. If the PTO refuses to declare an interference, or if Ovion’s claims are upheld in the interference proceeding, Ovion may be able to successfully assert its patent against us. We also filed a lawsuit in United States District Court for the Northern District of California on April 23, 2002 against Ovion. The lawsuit seeks a declaration that Essure does not infringe Ovion’s patent and that the patent is invalid and unenforceable due to Ovion’s inequitable conduct before the PTO. Ovion may file counter-claims against us asserting, among other things, that Essure infringes its patent rights.

GOVERNMENT REGULATION

The research, development, manufacture, labeling, distribution and marketing of our product are subject to extensive and rigorous regulation by the FDA and, to varying degrees, by state and foreign regulatory agencies.

U.S. regulation
The manufacture and sale of our product are subject to extensive regulation by numerous governmental authorities, principally the FDA as well as state and foreign agencies. In particular, the FDA regulates the research, clinical testing, manufacturing, safety, labeling, storage, record keeping, advertising, distribution, sale and promotion of medical devices in the U.S. The FDA requires that all medical devices introduced to the market either be preceded by a pre-market notification clearance under Section 510(k) of the Federal Food, Drug & Cosmetic Act, or an approved PMA. A PMA must be filed when the FDA has determined the company must submit clinical trial data and manufacturing quality assurance information to prove it is safe and effective for its labeled indications, or for devices that are not of the same type or substantially equivalent to a device in commercial distribution prior to 1976. Essure is regulated by the FDA and will require approval by the FDA prior to commercialization. Conducting clinical testing in support of and preparing FDA approval applications and subsequent FDA review of these applications is an expensive, lengthy and uncertain process. If we do not comply with applicable regulatory requirements, we may be subject to, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of approvals and criminal prosecution.

The FDA has the authority to require clinical testing of medical devices, including Essure. An Investigational Device Exemption, or IDE, application must be approved prior to commencement of clinical trials. An IDE application must be supported by data demonstrating safety for clinical use, typically including the results of laboratory and animal testing. If the IDE application is approved by the FDA, clinical trials may begin at a specific number of investigational sites with a maximum number of patients, as approved by the agency. Sponsors of clinical trials are permitted to sell those devices distributed in the course of the study provided such costs do not exceed recovery of the costs of manufacture, research, development and handling. Clinical trials must be conducted in accordance with FDA regulations. We have received an IDE for each of our clinical studies of Essure.

The FDA has required that we obtain pre-market approval, or PMA, prior to marketing Essure in the U.S. A PMA application must be supported by extensive data, including laboratory, pre-clinical and clinical trial data to prove the safety and effectiveness of the device as well as extensive manufacturing information. We

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submitted our PMA application to the FDA on April 19, 2002. Following receipt of a PMA application, if the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will “file” the application. On May 22, 2002, the FDA notified us in writing that it determined that our PMA application is “fileable” and that our PMA application will be granted expedited review. The FDA informed us that it granted expedited review status for our PMA application because it believes that Essure may offer a significant advantage in female sterilization. However, the granting of expedited review status does not guarantee that the application will ultimately be approved and the actual timing and substance of FDA action is not within our control. The pre-market approval process typically takes over a year from submission and requires the submission of extensive supporting data and clinical information. The FDA may require additional data and information at any time. Most PMA applications are also subject to review by an independent expert advisory committee convened by the FDA, which is asked to make its own evaluation of the safety and effectiveness of the device. Also on May 22, 2002, the FDA notified us in writing that the Obstetric and Gynecological Devices Panel will review our PMA application at a meeting scheduled for July 22-23, 2002. We cannot assure you that we will be able to obtain necessary pre-market approval or other approvals to market Essure or any other products we may develop on a timely basis, if at all. Moreover, regulatory clearances, if granted, may include significant limitations on the indicated uses for which a product may be marketed. Delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, significant limitations on indicated uses or our failure to comply with existing or future regulatory requirements will delay or prevent us from generating product revenues.

The FDA imposes numerous requirements with which medical device manufacturers must comply in order to maintain regulatory approvals. FDA enforcement policy strictly prohibits the promotion of approved medical devices for uses other than those for which the device is specifically approved by the FDA. We will be required to adhere to applicable FDA and other regulations regarding Quality Systems, including testing, control and documentation requirements. Ongoing compliance with the Quality System Regulations and other applicable regulatory requirements will be monitored through periodic inspections by federal and state agencies, including the FDA and the California Department of Health Services, as well as foreign health authorities. In July 1994, our San Carlos facility was inspected by the California Department of Health Services, and we were subsequently granted a California medical device manufacturing license. In February 1997, our facility was inspected by the California Department of Health Services, and we were granted a California drug manufacturing license. In March 1997, we were inspected by the FDA, with no action indicated and we became ISO 9001 certified in December 2000. We are required to provide information to the FDA on death or serious injuries which our medical devices have allegedly caused or with which they have been associated, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur. If the FDA believes that a company is not in compliance with the law or regulations, it can institute proceedings to detain or seize products, issue a recall, enjoin future violations and assess civil and criminal penalties against the company, its officers and its employees. We are also subject to regulation by the Occupational Safety and Health Administration and by other government entities. Regulations regarding the manufacture and sale of our product are subject to change. We cannot predict what impact, if any, such changes might have on our ability to manufacture, market and distribute Essure.

Export sales to certain countries of investigational devices or devices not approved for commercial distribution in the U.S. are subject to FDA export requirements. An investigational device may be exported under an IDE, or to 24 listed countries without FDA approval, or to other countries after FDA approval for export.

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International regulation
Sales of medical devices outside of the U.S. are subject to international regulatory requirements that vary widely from country to country. The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing may differ significantly from FDA requirements. Essure is listed with Australia’s Therapeutic Goods Agency. The European Union has promulgated rules which require manufacturers of medical products to obtain the right to affix to their products the CE Mark, an international symbol of adherence to quality assurance standards and compliance with applicable European Union Medical Device Directives. We received permission to affix the CE Mark to Essure in February 2001. Many countries in which we currently operate or intend to operate either do not currently regulate medical devices or have minimal registration requirements. However, these countries may develop more extensive regulations in the future that could delay or prevent us from marketing Essure in these countries.

COMPETITION

As we commercialize Essure, we expect to compete against other surgical procedures for permanent birth control, mechanical devices and other contraceptive methods, including existing and future methods of reversible birth control.

We are aware of companies that are in the early stages of development of non-incisional permanent birth control devices, and other companies may develop products that could compete with Essure. We also compete with other companies for clinical sites to conduct trials.

The medical device industry is characterized by rapid and significant technological change. The length of time required for product development and regulatory approval plays an important role in a company’s competitive position. As a result, our success will depend in part on our ability to respond quickly to medical and technological changes through the development and commercialization of new products. Competitive factors may render Essure obsolete or noncompetitive or reduce demand for Essure.

PRODUCT LIABILITY AND INSURANCE

The manufacture and sale of medical products involve an inherent risk of exposure to product liability claims and product recalls. Although we have not experienced any product liability claims to date, we cannot assure you that we will be able to avoid significant product liability claims and potential related adverse publicity. We currently maintain product liability insurance with coverage limits of $10.0 million per occurrence and an annual aggregate maximum of $10.0 million, which we believe is comparable to that maintained by other companies of similar size serving similar markets. However, there can be no assurance that product liability claims in connection with clinical trials or sale of our product will not exceed such insurance coverage limits, which could have a material adverse effect on us, or that such insurance will continue to be available on commercially reasonable terms or at all. Insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage or a recall of our product could have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES

As of March 31, 2002, we had 121 full-time employees, consisting of 20 in product development and process engineering, 47 in manufacturing, 28 in sales and marketing, 16 in clinical/regulatory affairs/quality assurance and 10 in general and administrative functions. We believe that our future success will depend in part on our ability to attract, hire and retain qualified individuals. None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we believe our employee relations are good.

Management

Executive Officers and Directors

Our executive officers and directors, their positions and their ages as of March 31, 2002 are as follows:

Name	Age	Position

Steven Bacich	40	President, Chief Executive Officer and Director
Susan Aloyan	50	Vice President, Regulatory Affairs
Steven Bowman	57	Senior Vice President, Sales and Marketing
Charles S. Carignan, M.D.	37	Vice President, Clinical Research and Medical Affairs
William H. Dippel	56	Vice President, Operations
Cynthia M. Domecus	42	Senior Vice President, Clinical Research and Regulatory Affairs
Glen K. Furuta	40	Vice President, Finance and Administration and Chief Financial Officer
Yves Guillemain d’Echon	46	President, Conceptus Europe
Ashish Khera	32	Vice President, Research and Development
Stan Van Gent	41	Vice President, Marketing
Kathryn A. Tunstall	51	Chairman of the Board of Directors
Florence Comité, M.D.	51	Director
Sanford Fitch (1)	61	Director
Marie-Helene Plais-Cotrel, M.D. (1)	52	Director
Richard D. Randall (1)(2)	50	Director
Peter L. Wilson (2)	57	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.

Mr. Bacich has served as President, Chief Executive Officer and a director since January 2000. Mr. Bacich joined Conceptus in March 1997 as Vice President, Research and Development. Prior to joining our company, Mr. Bacich spent seven years as a Co-founder and Director of New Product Development for Imagyn Medical, Inc., a medical device manufacturer of gynecological products for infertility and endoscopic procedures. From 1987 to 1989, Mr. Bacich held engineering positions in research and development and was Senior Staff Engineer of Business Development for the Edwards Less Invasive Surgery Division of Baxter International, Inc., a division engaged in the research and development, manufacturing and marketing of cardiovascular catheters. From 1985 to 1987, Mr. Bacich held research and development positions at Mentor Corporation, a reconstructive surgery and urology company. From 1983 to 1985, Mr. Bacich held research and development positions at American Medical Optics, an ophthalmic medical device manufacturer and Division of American Hospital Supply Corporation. Mr. Bacich holds a B.S. in Biomedical Engineering from the University of California, San Diego.

Ms. Aloyan joined Conceptus as Vice President, Regulatory Affairs in July 2001. Prior to joining our company, she was Corporate Director of Regulatory Affairs, Quality Assurance and Clinical Affairs since 1996 with Gynecare Inc., a division of Ethicon, Inc., a Johnson & Johnson company. From 1995 to 1996, Ms. Aloyan was the Associate Director of Regulatory Affairs at CardioGenesis Corporation. Between 1983 to 1995, Ms. Aloyan held progressively responsible positions in regulatory affairs for Syntex Pharmaceuticals and Barnes Hind Corporation. Ms. Aloyan holds a M.A. in Organization Management from the University of Phoenix and a B.S. in Management from Golden Gate University.

Management

Mr. Bowman joined Conceptus as Senior Vice President, Sales and Marketing in February 2002. Prior to joining our company, Mr. Bowman was Senior Vice President of Marketing and Sales for MiniMed, Inc., a provider of external programmable insulin pumps and glucose monitoring systems, from 1999 to 2000 until MiniMed was acquired by Medtronic, Inc. Prior to MiniMed, Mr. Bowman was Vice President of International Sales and Marketing from 1992 to 1999 at Sulzer Intermedics, a manufacturer and distributor of implantable and disposable medical devices. Prior to Sulzer, Mr. Bowman held senior-level positions at Biotronik and Medtronic. Mr. Bowman holds a B.A. in Marketing from California State University, San Diego.

Dr. Carignan joined Conceptus as Vice President, Clinical Research and Medical Affairs in January 2001. Prior to joining our company, Dr. Carignan has been an advisor to Conceptus since 1995 and has been a member of our scientific advisory board since 1996. Dr. Carignan has been a leader in the field of reproductive health and contraceptive development for 15 years as a research associate for the Population Council and as Vice President and Medical Director of AVSC International (currently named EngenderHealth). He has been a consultant with many leading organizations in reproductive health and family planning, including Pathfinder International, Family Health International, John Snow, Inc., JHPIEGO, the Institute for Reproductive Health, ISTI, International Planned Parenthood Federation (IPPF) in London and the Planned Parenthood Federation of America, among others. Dr. Carignan received his undergraduate degree from Yale University, his M.D. from the College of Physicians and Surgeons of Columbia University and trained in general surgery at Columbia-Presbyterian Medical Center.

Mr. Dippel joined Conceptus as Vice President, Operations in May 2001. Mr. Dippel has nearly 30 years of operations experience, primarily with medical device and diagnostic companies. Prior to joining our company, Mr. Dippel was the Vice President of Operations for PercuSurge, a manufacturer of embolic protection devices which was acquired by Medtronic. Previously, from 1997 to 2000 Mr. Dippel was Vice President of Operations for Target Therapeutics, a division of Boston Scientific Corporation. From 1994 to 1997, he worked for Boehringer Mannheim, first as Vice President of Operations and Product Development, and then as Vice President for U.S. Operations of the Patient Care Group. Mr. Dippel holds a B.S. in Mechanical Engineering from California State Polytechnic University.

Ms. Domecus has served as Senior Vice President, Clinical Research and Regulatory Affairs since January 2000. From May 1996 to January 2000, Ms. Domecus served as Senior Vice President, Clinical Research, Regulatory Affairs and Quality Assurance. Ms. Domecus joined our company in May 1994 as Vice President of Clinical Research, Regulatory Affairs and Quality Assurance. From 1992 to 1994, she served as Senior Director and Director of Regulatory and Quality Affairs for Systemix, a biotechnology firm. From 1986 to 1992, Ms. Domecus served in varying regulatory affairs capacities with Collagen Corporation, a biomedical device manufacturer, serving as Director of Regulatory Affairs from January 1991 to March 1992. Ms. Domecus has been certified by the Regulatory Affairs Certification Board of the Regulatory Affairs Professional Society. In 1995, Ms. Domecus was appointed by the FDA to its OB/GYN Advisory Panel as the Industry Representative and served on the panel until January 2001. Ms. Domecus holds a B.A. in Psychology from the University of the Pacific.

Mr. Furuta joined Conceptus as Vice President, Finance and Administration and Chief Financial Officer in February 2001. From 1998 to 2001, he was Vice President of Finance and Administration and Chief Financial Officer of Solution Soft Systems, Inc., a privately held software company based in San Jose, California. Prior to that, from 1996 to 1998, he served as Vice President of Finance and Administration and Chief Financial Officer of Progressive Angioplasty Systems, Inc., where he supported the company through its private financing and its acquisition by United States Surgical Corporation. He also served as

Management

Controller and Officer of Heart Technology, Inc. through its initial public offering and prior to its acquisition by Boston Scientific Corporation. Mr. Furuta received his MBA from The Wharton School of the University of Pennsylvania and a B.A. in Business Administration from the University of Washington and is a Certified Public Accountant.

Mr. Guillemain d’Echon joined Conceptus as a consultant and was appointed President of Conceptus Europe in November 2001 to oversee marketing, partnering and distributor relations throughout Europe. From 1995 to 2000, Mr. Guillemain d’Echon served as European President and Chairman of the Board of Sofamor Danek Medtronic France. From 1991 to 1995, he served as European Business Director of the Interventional Cardiovascular Surgery Divisions. Mr. Guillemain d’Echon studied for the CEDEP at INSEAD, Fontainbleau, France.

Mr. Khera joined Conceptus in April 1995 as a Senior Project Engineer and was promoted to Vice President, Research and Development in January 2000. Mr. Khera was employed as a Project Engineer by Pfizer, Inc. from 1992 to 1995, where he developed medical devices for use in cardiovascular and cancer treatment applications. Mr. Khera holds a B.S. in Mechanical Engineering from Carnegie Mellon University.

Mr. Van Gent joined Conceptus in February 2000 as Vice President, Marketing. From 1996 to 2000, Mr. Van Gent served in varying marketing capacities with Valleylab and was Director of International Marketing from 1998 to 2000, where he was responsible for international market introduction, reimbursement, strategic positioning and branding for $70 million of product revenues. Mr. Van Gent has also held various positions in marketing, sales, and engineering over the past ten years for Allergan Medical Optics, Imagyn Medical and Cabot Medical. Mr. Van Gent holds a B.S. in Biomedical Engineering from the University of California, San Diego.

Ms. Tunstall, chairman of our board of directors since January 2000, has served as a director of our company since July 1993 and served as President and Chief Executive Officer of our company from July 1993 to December 1999. Ms. Tunstall also serves as the chairman of the board for Hopelink Corporation, an Internet start-up company. Prior to joining our company, Ms. Tunstall spent seven years as an executive officer and in senior marketing positions of the Edwards Less Invasive Surgery Division of Baxter International, serving as President from June 1990 to June 1993 and serving as Vice President and Director of Worldwide Sales and Marketing from November 1986 to June 1990. From 1980 to 1986, Ms. Tunstall held various positions in manufacturing and marketing, including that of Vice President of Marketing of McGaw Laboratories, a pharmaceutical and medical device company. Ms. Tunstall also serves as a director and a compensation committee member at Vivant Medical, Inc. Ms. Tunstall holds a B.A. in Economics from the University of California and has also completed graduate level studies in Business and Healthcare Administration.

Dr. Comité was elected to our board of directors in September 1997 and also serves as a consultant to our company. Dr. Comité is currently an Associate Clinical Professor at Yale University School of Medicine. From 1988 to 1998, Dr. Comité founded and directed Women’s Health at Yale University School of Medicine as an Associate Professor in Endocrinology, Departments of Internal Medicine and Pediatrics and in Reproductive Endocrinology, Department of Obstetrics and Gynecology. From 1994 to 1997, Dr. Comité served as Deputy Medical Director of Time Life Medical/Patient Education Media, Inc. In 1994 and 1995, Dr. Comité also served as Senior Clinical and Research Advisor to the National Institutes of Health Offices of Alternative Medicine and Research in Women’s Health. Dr. Comité received her M.D. from Yale University School of Medicine.

Management

Mr. Fitch has served as a director of our company since December 1994, and served as Chief Financial Officer and Senior Vice President, Finance and Operations of our company from December 1994 through October 1998. Mr. Fitch currently serves as Chief Financial Officer for Alvesta Inc. and was Chief Financial Officer at CruelWorld.com in 2000 and Made to Order.com in 1999. From January 1994 to December 1994, Mr. Fitch was Vice President, Finance and Operations and Chief Financial Officer of Voyant Corporation, a video technology company. From December 1990 to January 1994, Mr. Fitch served as Chief Financial Officer of SanDisk Corp., a manufacturer of flash memory devices. From 1983 through 1989, Mr. Fitch was the Chief Financial Officer of Komag Inc., a manufacturer of rigid media for the disk drive industry. Mr. Fitch holds a B.S. in Chemistry and an M.B.A. from Stanford University.

Dr. Plais-Cotrel was appointed to our board of directors in August 2001. Dr. Plais-Cotrel is currently serving on the Administration and Scientific Boards of the Cotrel Spinal Research Foundation – Institut de France. From 1997 to 1999, she was Executive Vice President for New Business and Development for Sofamor Danek Group, until the company was sold to Medtronic. She was President of Sofamor SNC and Sofamor-Danek (SD) Europe, a spinal and cranial orthopedic device company, from 1993 to 1996. Dr. Plais-Cotrel joined Sofamor SA, and subsequently Sofamor Danek Group as Medical Director in 1987. She received her medical degree from the University Descartes – Paris, and completed a residency in pediatrics and orthopedics. Post-residency, for eight years, she was a consultant in genetic diseases at the University of Rennes, Dinan Hospital, with a focus on ultrasound diagnostics during pregnancy. She received a Masters in Biology, specializing in genetics and embryology, from the Medical University of Paris.

Mr. Randall has served as a director of our company since December 1992. Mr. Randall served as our President and Chief Executive Officer from December 1992 to July 1993 and Chief Financial Officer from December 1992 to January 1995. Since June 2000, Mr. Randall has served as President and Chief Executive Officer of Incumed, Inc., and was President, Chief Executive Officer and a director of Innovasive Devices, Inc. from January 1994 to February 2000. Mr. Randall served as President and Chief Executive Officer of Target Therapeutics from June 1989 to May 1993 and was a director of Target Therapeutics from June 1989 to April 1997. Prior to joining Target Therapeutics, Mr. Randall served in various capacities with Trimedyne, Inc., a cardiovascular laser company, Baxter International and the U.S.C.I. Division of C.R. Bard, Inc. Mr. Randall currently also serves as a director of Urologix Inc. and Endocardial Solutions, Inc. Mr. Randall holds a B.A. in Biology and Science Education from State University of New York at Buffalo.

Mr. Wilson was appointed to our board of directors in December 2001. Mr. Wilson is currently an advisory board member of A.M. Pappas & Associates, which manages public and private investments in the life sciences industry. Mr. Wilson also serves on the board of directors of ArthroCare Corporation, a manufacturer and marketer of soft-tissue ablation devices, and of Microban International, a marketer of antimicrobial compounds for use in plastics and synthetic fibers. Mr. Wilson served as President and Chief Executive Officer of Patient Education Systems from 1995 to 1998. Between 1992 and 1994, Mr. Wilson was an independent consultant of business development and marketing in the healthcare industry. From 1972 to 1992, Mr. Wilson worked for Procter & Gamble/Richardson Vicks, where he held various positions as President of Richardson Vicks, Vice President/General Manager of Procter & Gamble Vicks Healthcare, President/General Manager of the Vidal Sassoon Division and President/General Manager of the Personal Care Division. Mr. Wilson holds an M.B.A in Marketing from Columbia University and a B.A. in Geology from Princeton University.

Underwriting

We and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, CIBC World Markets Corp., Adams, Harkness & Hill, Inc. and SG Cowen Securities Corporation are the representatives of the underwriters.

Underwriters	Number of shares

UBS Warburg LLC
CIBC World Markets Corp.
Adams, Harkness & Hill, Inc.
SG Cowen Securities Corporation

Total	4,000,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to purchase up to an additional 600,000 shares from us at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 600,000 additional shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $600,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $            per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We and each of our directors and executive officers have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of UBS Warburg LLC.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the

Underwriting

purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make in respect of the Securities Act.

UBS Warburg LLC, an underwriter in this offering, has in the past provided and may in the future from time to time provide investment banking and other services to us, including the provision of certain advisory services.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon by Latham & Watkins, Menlo Park, California. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Experts

The consolidated financial statements as of December 31, 2001 and for the year ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and the years ended December 31, 2000 and 1999, as set forth in their report. We have included those financial statements in this prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find more information

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we have filed at the SEC’s public reference room in Washington, D.C. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. You can obtain copies of our SEC filings at prescribed rates from the SEC Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

Shares of our common stock are quoted as “National Market Securities” on the Nasdaq National Market. Documents we have filed can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about Conceptus and the shares of common stock we are offering hereby, please refer to the registration statement. Statements in this prospectus about any document filed as an exhibit are not necessarily complete and, in each instance, you should refer to the copy of such document filed with the SEC. Each such statement is qualified in its entirety by such reference.

The SEC allows us to “incorporate by reference” the information filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we have filed later with the SEC will automatically update and supersede previously filed information, including information contained in this prospectus.

Where you can find more information

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

➢
Our Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 000-27596) (including information specifically incorporated by reference in our Form 10-K from our definitive proxy statement for our 2002 Annual Meeting of Stockholders filed with the SEC on April 22, 2002), filed with the SEC on April 1, 2002;

➢	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (File No. 000-27596), filed with the SEC on May 13, 2002;

➢	Our Current Report on Form 8-K, filed with the SEC on January 18, 2002;

➢	Our Current Report on Form 8-K, filed with the SEC on March 4, 2002;

➢	Our Current Report on Form 8-K, filed with the SEC on March 22, 2002;

➢	Our Current Report on Form 8-K, filed with the SEC on April 24, 2002;

➢	Our Current Report on Form 8-K, filed with the SEC on April 29, 2002;

➢	Our Current Report on Form 8-K, filed with the SEC on May 16, 2002;

➢	Our Current Report on Form 8-K, filed with the SEC on May 24, 2002;

➢	Our Current Report on Form 8-K, filed with the SEC on May 30, 2002;

➢	The description of our common stock contained in our registration statement on Form 8-A (File No. 000-27596), filed with the SEC on December 26, 1995; and

➢	The description of the preferred share purchase rights contained in our registration statement on Form 8-A (File No. 000-27596), filed with the SEC on February 28, 1997.

You may request a free copy of these documents by writing to Investor Relations, Conceptus, Inc., 1021 Howard Avenue, San Carlos, CA 94070 or by calling our Investor Relations department at (650) 802-7240.

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Also, this prospectus does not offer to sell any securities other than the securities covered by this prospectus. You should not assume that the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the document.

CONCEPTUS, INC.

REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
at Conceptus, Inc.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2001 and the related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Conceptus, Inc. and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2000 and for the two years in the period then ended were audited by other independent accountants whose report dated February 1, 2001 expressed an unqualified opinion on those statements.

/s/    PricewaterhouseCoopers LLP

San Jose, California
February 8, 2002

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Conceptus, Inc.

We have audited the accompanying consolidated balance sheet of Conceptus, Inc. as of December 31, 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 1999 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Conceptus, Inc. at December 31, 2000, and the consolidated results of its operations and its cash flows for the years ended December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Palo Alto, California
February 1, 2001

CONCEPTUS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share amounts)

	December 31,		March 31, 2002
	2000	2001
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$4,621	$33,734	$20,483
Short-term investments	7,872	—	5,944
Restricted cash	—	69	69
Accounts receivable, net of allowance for doubtful accounts of $596 at 2000, $14 at 2001 and $14 (unaudited) at 2002	—	247	304
Inventories, net	67	1,134	1,442
Other current assets	59	556	801

Total current assets	12,619	35,740	29,043
Property and equipment, net	1,153	1,658	1,748
Other assets	334	380	356

Total assets	$14,106	$37,778	$31,147

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$983	$1,809	$1,528
Clinical trial accruals	1,100	422	312
Accrued compensation	987	1,025	801
Other accrued liabilities	267	861	342

Total current liabilities	3,337	4,117	2,983
Long-term clinical liabilities	810	486	389

Total liabilities	4,147	4,603	3,372

Commitments and contingencies (Notes 5 and 10)

Stockholders’ equity:
Preferred stock, $0.003 par value, 3,000,000 shares authorized; no shares issued or outstanding at 2000, 2001 and 2002 (unaudited)	—	—	—
Common stock and additional paid-in capital:
$0.003 par value, 30,000,000 shares authorized; shares issued and outstanding: 11,701,733 at 2000, 16,398,786 at 2001 and 16,550,003 (unaudited) at 2002	77,107	118,397	118,856
Other comprehensive loss	—	—	(4)
Accumulated deficit	(67,148)	(85,222)	(91,077)

Total stockholders’ equity	9,959	33,175	27,775

Total liabilities and stockholders’ equity	$14,106	$37,778	$31,147

The accompanying notes are an integral part of these consolidated financial statements

CONCEPTUS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)

Net sales	$95	$—	$401	$—	$276

Operating costs and expenses:
Cost of sales and start-up manufacturing costs	137	—	1,456	—	746
Research and development	4,251	10,739	7,983	2,189	1,982
Selling, general and administrative	3,729	5,012	9,776	2,054	3,214

Total operating costs and expenses	8,117	15,751	19,215	4,243	5,942

Operating loss	(8,022)	(15,751)	(18,814)	(4,243)	(5,666)
Recovery of legal defense costs	—	586	—	—	—
Other expenses	—	—	—	—	(314)
Interest and other income, net	723	712	740	187	125

Net loss	$(7,299)	$(14,453)	$(18,074)	$(4,056)	$(5,855)

Basic and diluted net loss per share	$(0.76)	$(1.37)	$(1.33)	$(0.35)	$(0.36)

Shares used in computing basic and diluted net loss per share	9,662	10,559	13,561	11,723	16,471

The accompanying notes are an integral part of these consolidated financial statements

CONCEPTUS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock and Additional Paid-In Capital		Stockholder Note Receivable	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount

Balances at January 1, 1999	9,620,205	$63,570	$(54)	$(106)	$—	$(45,396)	$18,014
Issuance of common stock for cash upon exercise of options	11,111	1	—	—	—	—	1
Issuance of common stock for cash from employee stock purchase plan	30,415	38	—	—	—	—	38
Amortization of deferred compensation, net of reversal of forfeited shares	—	—	—	106	—	—	106
Repayment of notes receivable	—	—	54	—	—	—	54
Net loss and comprehensive loss	—	—	—	—	—	(7,299)	(7,299)

Balances as of December 31, 1999	9,661,731	63,609	—	—	—	(52,695)	10,914
Issuance of common stock for cash upon exercise of options	76,895	66	—	—	—	—	66
Issuance of common stock for cash from employee stock purchase plan	23,107	99	—	—	—	—	99
Issuance of common stock for cash pursuant to a private financing	1,940,000	12,977	—	—	—	—	12,977
Warrant for common stock	—	206	—	—	—	—	206
Issuance of stock options to consultants for services	—	150	—	—	—	—	150
Net loss and comprehensive loss	—	—	—	—	—	(14,453)	(14,453)

Balances as of December 31, 2000	11,701,733	77,107	—	—	—	(67,148)	9,959
Issuance of common stock for cash upon exercise of options	697,144	1,507	—	—	—	—	1,507
Issuance of common stock for cash from employee stock purchase plan	18,582	219	—	—	—	—	219
Issuance of common stock for cash pursuant to two private financings	3,968,858	39,362	—	—	—	—	39,362
Issuance of stock options to consultants for services	—	202	—	—	—	—	202
Issuance of common stock for warrant exercise	12,469	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	(18,074)	(18,074)

Balances as of December 31, 2001	16,398,786	118,397	—	—	—	(85,222)	33,175
Issuance of common stock for cash upon exercise of options (unaudited)	151,217	459	—	—	—	—	459
Cumulative translation adjustment (unaudited)	—	—	—	—	(4)	—	(4)
Net loss and comprehensive loss (unaudited)	—	—	—	—	—	(5,855)	(5,855)

Balances as of March 31, 2002 (unaudited)	16,550,003	$118,856	$—	$—	$(4)	$(91,077)	$27,775

The accompanying notes are an integral part of these consolidated financial statements.

CONCEPTUS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)

Cash flows from operating activities
Net loss	$(7,299)	$(14,453)	$(18,074)	$(4,056)	$(5,855)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	604	551	670	162	315
Stock compensation expense	106	150	202	—	120
Provision for inventories	10	9	168	—	71
Allowance for doubtful accounts	—	17	14	—	—
Changes in operating assets and liabilities:
Accounts receivable	121	1	(261)	—	(57)
Inventories	(10)	(76)	(1,235)	(377)	(379)
Other current assets	(29)	35	(497)	(240)	(240)
Other assets	188	49	(46)	(75)	24
Accounts payable	(35)	853	826	49	(283)
Clinical trial accruals	259	841	(678)	(359)	(110)
Accrued compensation	(186)	752	38	(614)	(224)
Other accrued liabilities	38	40	594	(15)	(554)
Long term clinical liabilities	—	810	(324)	—	(97)
Other long term liabilities	(104)	(138)	—	—	—

Net cash used in operating activities	(6,337)	(10,559)	(18,603)	(5,525)	(7,269)

Cash flows from investing activities
Purchases of investments	(4,555)	(8,986)	(5,153)	—	(5,944)
Maturities of investments	2,848	8,389	13,025	3,221	—
Capital expenditures	(58)	(859)	(1,175)	(145)	(400)
Restricted cash	—	—	(69)	—	—

Net cash provided by (used in) investing activities	(1,765)	(1,456)	6,628	3,076	(6,344)

Cash flows from financing activities
Proceeds from issuance of common stock, net	39	13,142	41,088	57	339
Repayment of stockholders note	54	—	—	—	—

Net cash provided by financing activities	93	13,142	41,088	57	339

Effect of exchange rate changes on cash	—	—	—	—	23
Net increase (decrease) in cash and cash equivalents	(8,009)	1,127	29,113	(2,392)	(13,251)
Cash and cash equivalents at beginning of period	11,503	3,494	4,621	4,621	33,734

Cash and cash equivalents at end of period	$3,494	$4,621	$33,734	$2,229	$20,483

Supplemental disclosure:
Warrants issued in connection with lease agreement	$—	$206	$—	$—	$—

The	accompanying notes are an integral part of these consolidated financial statements

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

1.    Summary of Significant Accounting Policies

Organization, Ownership and Business
Conceptus, Inc. (“Conceptus,” the “Company”) was incorporated in the state of Delaware on September 18, 1992 to design, develop and market minimally invasive devices for reproductive medical applications. The Company is developing EssureTM, previously known as STOP, an innovative medical device and procedure designed to provide a non-incisional alternative to tubal ligation, the leading form of contraception worldwide. The Essure device is a unique and proprietary micro-insert designed to be deployed permanently into each fallopian tube using the Company’s minimally invasive transcervical tubal access catheter system. Clinical studies have shown that the Essure device induces an occlusive tissue response. The Company’s catheter systems are based on technology initially developed and used by Target Therapeutics, Inc. (“Target”), a business unit of Boston Scientific Corporation (“BSC”), and licensed exclusively to Conceptus in the field of reproductive physiology.

In December 2001, the Company established a wholly owned subsidiary, Conceptus SAS (“Conceptus France”), in France for the distribution and commercialization of Essure in Europe. In April 2000, the Company established a wholly owned subsidiary, Conceptus (Australia) Pty Limited, in New South Wales, Australia (“Conceptus Australia”) for the distribution and commercialization of Essure in that region.

Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Conceptus Australia, Conceptus France and Microgyn, Inc. (“Microgyn”). All intercompany accounts and transactions have been eliminated.

Unaudited Interim Results
The accompanying consolidated balance sheet as of March 31, 2002, the consolidated statements of operations and of cash flows for the three months ended March 31, 2001 and 2002, and the consolidated statement of stockholders’ equity for the three months ended March 31, 2002 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2001 and 2002. The financial data and other information disclosed in these notes to financial statements related to these three-month periods are unaudited. The results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002 or for any other interim period or for any future year.

Reclassification
Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation. These reclassifications had no effect on the prior year’s stockholders’ equity or results of operations.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk and Other Risks and Uncertainties
The Company invests cash that is not required for immediate operating needs principally in a diversified portfolio of financial instruments issued by institutions with strong credit ratings. By policy, the amount of credit exposure to any one institution, with the exception of U.S. government backed securities, is limited.

The Company’s revenues to date consist of product revenues from hospitals and distributors located in Australia, Singapore and Europe. The Company does not require collateral and provides for estimated credit losses based on customer credit assessment. During the year ended December 31, 2001, one customer accounted for 23% and one distributor accounted for 15% of the Company’s revenues. At December 31, 2001, two distributors accounted for 25% and 22% of the outstanding accounts receivable.

The Company is a one-product company and its only product, Essure, requires clearance or approval from the Unites States Food and Drug Administration (“FDA”) prior to the commencement of commercialized sales in the United States of America. Internationally, the Company received CE Mark approval to market its products from the European regulatory agency in February 2001. The Company cannot be assured that necessary approvals or clearances will be obtained in the United States or other countries. If the Company is denied approval or clearance or if approval or clearance is delayed, it may have a material adverse impact on the Company.

The Company is subject to risks common to companies in the medical device industry including, but not limited to dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain additional financing.

Translation of Foreign Currencies
Under the relevant accounting guidance, the treatment of translation gains or losses is dependent upon management’s determination of the functional currency of each subsidiary. The functional currency is determined based on management judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Based on our assessment of the factors, we consider the U.S. dollar to be the functional currency for each of our international subsidiaries as of December 31, 2001. Accordingly, gains and losses from foreign currency transactions, which were not material for any of the years presented, are included in interest and other income, net in the Company’s consolidated statements of operations.

Cash, Cash Equivalents and Investments
The Company considers all highly liquid investments with a maturity from date of purchase of three months or less to be cash equivalents. The Company maintains deposits with financial institutions in the U.S. and invests its excess cash in money market funds and U.S. corporate notes, which bear minimal risk.

Management considers all of their investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, with the unrealized gains and losses reported in stockholders’ equity. The fair values for marketable debt securities are based on quoted market prices. At December 31, 2001 and

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2000, the fair value of investments approximates cost. Realized gains and losses were immaterial for the periods presented. Interest and dividends on securities classified as available-for-sale are included in interest and other income.

At December 31, 2001, the Company has restricted cash of $69,000, which represents money held under a letter of credit related to an equipment lease.

Inventories
Inventories are stated at the lower of cost or market. Cost is based on actual costs computed on a first-in, first-out basis.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful lives of the respective assets, generally three years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the related assets.

Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flow to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

Fair Value of Financial Instruments
For financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the Company’s financial statements, the carrying amounts approximate fair value due to their short maturities. Estimated fair values for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

Revenue Recognition
Revenue on product sales is recognized when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. We obtain written purchase authorizations from our customers for a specified amount of product at a specified price and consider delivery to have occurred at the time of shipment.

Research and Development
Research and development costs are expensed as incurred.

Advertising Costs
Advertising costs are expensed as incurred. Total advertising expenses were approximately $1,100,000 in 2001 and $800,000 in 2000. Advertising expense for 1999 was immaterial.

Segment Information
The Company’s operations are treated as one operating segment as it only reports profit and loss information on an aggregate basis to the chief operating decision makers of the Company.

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In 2001, net product sales by geographical segments are 77%, 14% and 9% for Australia, Singapore and Europe, respectively. There were no sales in 2000 and net sales in 1999 were completely generated within the United States of America.

Stock-Based Compensation
As permitted by Statement of Financial Accounting Standard (SFAS) No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123) the Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and Financial Accounting Standard Board (FASB) Interpretation No. 44 (FIN 44), “Accounting for Certain Transaction Involving Stock-based Compensation, an interpretation of APB Opinion No. 25” and related interpretations in accounting for its stock-based compensation plans. Accordingly, compensation costs for stock options granted to employees and directors are measured as the excess, if any, of the quoted market price of the Company’s stock on the date of the grant over the amount an employee must pay to acquire the stock. Stock based compensation arrangements to non-employees are accounted for in accordance with SFAS 123 and Emerging Issues Task Force Issue No. 96-18 (EITF 96-18), “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” which requires that these equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. Stock compensation expenses relating to non-employees was $202,000 in 2001, of which $106,000 was allocated to research and development and $96,000 was allocated to selling, general and administrative expense.

Income Taxes
The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Net Loss Per Share
Basic earnings per share excludes any potential dilutive effects of options, common stock shares subject to repurchase, warrants and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. However, due to the Company’s net loss position, basic and diluted net loss per share are equivalent and are computed using the weighted average number of common shares outstanding.

During all periods presented, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been anitidilutive. These outstanding securities consist of the following (in thousands):

	December 31,			March 31,
	1999	2000	2001	2001	2002
				(unaudited)

Outstanding options	2,034	2,211	2,459	2,624	2,671
Warrants	—	25	—	25	—

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Comprehensive Loss
Comprehensive loss generally represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s unrealized gains on available-for-sale securities and cumulative translation adjustment represent the components of comprehensive loss that are excluded from the net loss and are not significant. Therefore no separate statement of comprehensive loss has been presented.

New Accounting Pronouncements
In July 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. SFAS No. 141 was effective for all business combinations initiated after June 30, 2001. The adoption of SFAS No. 141 had no impact on the Company’s financial statements.

In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. The adoption of SFAS No. 142 had no impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which is effective for the Company beginning fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. The Company does not expect the adoption of SFAS No. 143 to have a material impact on its financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. The adoption of SFAS No. 144 had no material impact on the Company’s financial statements.

In November 2001, the FASB’s Emerging Task Force (EITF) reached a consensus on EITF Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which is codification of EITF 00-14, 00-22 and 00-25. This issue presumes that consideration from a vendor to a customer or reseller of the vendor’s products to be a reduction of the selling prices of the vendor’s products to be a reduction of the selling prices of the vendor’s products and, therefore, such consideration should be characterized as a reduction of revenue when recognized in the vendor’s income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit’s fair value can be

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

established. This issue is effective for periods beginning after December 15, 2001. The adoption of this EITF did not have a significant impact on the Company’s financial statements.

2.    Investments

The following is a summary of available-for-sale securities as of:

	Cost and Estimated Fair Value
	December 31,
	2000	2001
	(In thousands)

Cash equivalents:
Money market funds	$3,562	$32,187
Government debt securities	1,000	1,000

	$4,562	$33,187

Short-term investments:
Corporate notes	$7,872	$—

3.    Inventories, net

	December 31,		March 31, 2002
	2000	2001
			(unaudited)
	(In thousands)

Raw materials	$31	$416	$326
Work-in-process	8	664	876
Finished products	28	54	326

Total	$67	$1,134	$1,442

4.    Property and Equipment

	December 31,
	2000	2001
	(In thousands)

Machinery and equipment	$1,185	$1,576
Office equipment and furniture and fixtures	1,977	2,438
Leasehold improvements	690	1,013

	3,852	5,027
Less: accumulated depreciation and amortization	(2,699)	(3,369)

Property and equipment, net	$1,153	$1,658

5.    Commitments

In 2000, the Company renewed the lease on its current facility. The extended lease term will expire on December 31, 2003. In conjunction with the renewal, the Company granted the landlord a warrant to purchase 25,000 shares of common stock at $9.00 per share. The fair value of the warrant, determined using the Black-Scholes pricing model was capitalized and is being amortized to rent expense over the term of the lease. In 2001, the landlord fully exercised the warrant.

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In addition, the Company has an operating lease, effective May 1997, on an additional facility, which was renewed and extended to December 31, 2003. This facility has been subleased, since October 15, 1998, under a separate sublease agreement which expires May 2002. In December 2001, the sublease tenant and the Company have agreed to early termination of the sublease agreement upon receipt of $150,000 from the subtenant to the Company as rent abatement. The rent abatement is being amortized over the remaining period of the sublease. The total minimum annual rental commitments, offset by sublease rental income, under the leases as of December 31, 2001 are as follows:

	Minimum Lease Payments	Sublease Income	Net Lease Payments
	(In thousands)

2002	$1,400	$115	$1,285
2003	1,492	—	1,492

Total minimum rental commitment	$2,892	$115	$2,777

Rent expense, net of sublease income of $496,000, $510,000 and $505,000, was $947,000, $102,000 and $28,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

6.    Incentive and Stock Plans

Company Stock Option Plans
In March 2001, the Board of Directors approved the 2001 Equity Incentive Plan (“2001 Plan”) allowing granting of stock options and restricted stock to employees, directors and consultants. The 2001 Plan was approved by a majority of our stockholders on May 16, 2001. The maximum aggregate number of shares may be issued upon exercise of options or stock purchase rights is 1,000,000 shares.

Under the terms of the 2001 Plan, incentive stock options may be granted only to employees with exercise prices not less than the fair market value of the common stock on the date of grant. Options may be granted with different vesting terms from time to time but generally provide for vesting of at least 20% of the total number of shares per year. All options under the 2001 Plan expire ten years after grant, and five years in the case of a grant to a 10% stockholder. The options may include provisions permitting exercise of the option prior to full vesting. To the extent that the aggregate fair market value of the shares subject to a holder’s incentive stock options exceeds $100,000, the excess options will be treated as non-qualified stock options.

The terms of the 2001 Plan are similar to our 1993 Stock Plan (“1993 Plan”), which was adopted in July 1993 allowing the granting of up to 3,075,000 shares, as amended and approved by stockholders in May 2000. The 2001 Plan was initiated because the Board of Directors believed the available shares for issuance under the 1993 Plan was going to be insufficient to cover grants to employees and consultants after 2001, and furthermore, the 1993 Plan will terminate in 2003. As of March 31, 2002, only 3,042 (unaudited) options under the 1993 Plan remain available for grant.

On November 29, 1995, the Board of Directors approved the 1995 Director’s Stock Option Plan (“Directors’ Plan”), which allows the granting of options for up to 100,000 shares of common stock to outside directors. Stock options may be granted to outside directors with exercise prices of not less than fair market value. The options expire ten years from date of grant. Options granted under the Directors’ Plan will vest over one or three years. The options are only exercisable while the outside director remains a director.

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of the activity of the Company’s 1993 and 2001 Plans and the 1995 Directors’ Plan is as follows:

		Options Outstanding
	Options Available for Grant	Options Outstanding	Weighted- Average Exercise Price

Balance at January 1, 1999	452,956	1,680,200	$3.22
Options granted	(424,500)	424,500	$1.70
Options exercised	—	(11,111)	$0.49
Options cancelled	59,768	(59,768)	$8.58

Balance at December 31, 1999	88,224	2,033,821	$6.83

Additional authorized	500,000	—	—
Options granted	(369,500)	369,500	$7.13
Options exercised	—	(76,895)	$1.37
Options cancelled	115,396	(115,396)	$6.02

Balance at December 31, 2000	334,120	2,211,030	$3.30

Additional authorized	1,000,000	—	—
Options granted	(1,093,749)	1,093,749	$12.33
Options exercised	—	(697,144)	$2.20
Options cancelled	148,710	(148,710)	$10.45

Balance at December 31, 2001	389,081	2,458,925	$7.17

Options granted (unaudited)	(390,000)	390,000	$19.91
Options exercised (unaudited)	—	(151,217)	$2.24
Options cancelled (unaudited)	26,209	(26,209)	$7.08

Balance at March 31, 2002 (unaudited)	25,290	2,671,499	$9.31

The Company has reserved 2,848,006 and 2,696,789 (unaudited) shares of its common stock, which may be issued with respect to outstanding options at December 31, 2001 and March 31, 2002, respectively. The weighted-average fair value per share of options granted was $16.05 (unaudited), $9.99, $5.63 and $1.27, respectively, for 2002, 2001, 2000 and 1999. Options to purchase 1,145,998 (unaudited), 1,146,516, 1,473,195 and 1,233,227 common shares were exercisable at March 31, 2002, December 31, 2001, 2000 and 1999, respectively.

The Company granted 8,750 and 25,000 common stock options to consultants in exchange for services in 2001 and 2000, respectively. In accordance with Statement 123 and EITF 96-18, “Accounting for Equity Instruments that are Issued for Sales of Goods and Services to Other Than Employees,” the Company has recorded compensation expense related to these options and they are periodically revalued as they vest.

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Range of Exercise Price	Options Outstanding	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price

$ 0.300–$ 0.480	60,831	2.90	$0.470	60,831	$0.470
$ 0.510–$ 1.250	523,375	5.55	$1.228	462,279	$1.226
$ 1.313–$ 4.625	454,079	7.48	$2.372	271,191	$2.780
$ 4.969–$ 9.375	591,019	8.83	$8.275	159,394	$7.880
$ 9.625–$13.375	412,522	8.13	$10.914	167,388	$10.282
$13.438–$21.950	417,099	9.45	$15.564	25,433	$17.671

$ 0.300–$21.950	2,458,925	7.72	$7.171	1,146,516	$4.165

The following table summarizes information about fixed stock options outstanding at March 31, 2002 (unaudited):
Range of Exercise Prices	Options Outstanding	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price

$ 0.300–$ 1.250	482,418	4.94	$1.139	446,220	$1.130
$ 1.313–$ 5.563	533,864	7.36	$3.130	311,563	$3.218
$ 5.750–$ 9.625	533,554	8.14	$9.133	220,633	$9.139
$ 9.750–$13.840	510,314	8.94	$12.236	123,298	$11.749
$13.938–$19.750	445,599	9.32	$17.898	43,451	$16.879
$20.170–$23.180	165,750	9.39	$21.495	833	$21.950

$ 0.300–$23.180	2,671,499	7.83	$9.311	1,145,998	$4.994

Pro Forma Valuation of Options
The Company applies APB 25 and related Interpretations in accounting for its plans (see Note 1). Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan.

Pro forma information regarding net loss and net loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted- average assumptions: no expected dividend, expected volatility factor of 1.3 (unaudited), 1.3, 1.2 and 1.0 for 2002, 2001, 2000 and 1999, respectively, risk-free interest rate of 4% (unaudited) for 2002 and 2001, 6% for 2000 and 1999 and an expected life of 4 years (unaudited) for 2002 and 2001 and 2000, and 5 years for 1999.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options. The effects of applying SFAS 123 for recognizing compensation expense and providing pro forma disclosures in 2002, 2001, 2000 and 1999 are not likely to be representative of the effects on reported net loss in future years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option’s vesting period. The Company’s pro forma information follows (in thousands except for the net loss per share information):

	Years Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
				(unaudited)

Pro forma net loss	$(7,970)	$(15,505)	$(20,539)	$(4,657)	$(6,835)
Pro forma basic and diluted net loss per share	$(0.82)	$(1.47)	$(1.51)	$(0.40)	$(0.41)

Retirement Savings Plan
Under the Company’s retirement savings plan (“401K Plan”), employees may elect to defer up to 15% of their total compensation, not to exceed the amount allowed by applicable Internal Revenue Service guidelines. There were no employer contributions to the plan as of December 31, 2001.

7.    Stockholder’s Equity

Pursuant to the Company’s certificate of incorporation, the Board of Directors will have the authority, without further action by the stockholders, to issue up to 3,000,000 shares of preferred stock, in one or more series. The Company’s Board of Directors shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of the Company, which could depress the market price of the Company’s common stock.

In April 2001, the Company completed a private placement of approximately 1,600,000 shares of newly issued common stock at $7.00 per share, pursuant to the Stock Purchase Agreements. The net proceeds to the Company, after fees and expenses, were approximately $10,600,000.

In November 2001, the Company completed a private placement of approximately 2,300,000 shares of newly issued common stock at $13.25 per share, pursuant to the Stock Purchase Agreements. The net proceeds to the Company, after fees and expenses, were approximately $28,700,000.

8.    Income Taxes

As of December 31, 2001, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $78,000,000 and $37,500,000, respectively. In addition, at December 31, 2001, the Company had federal and state research credit carryforwards of approximately $1,300,000 and $1,200,000, respectively. The net operating loss and credit carryforwards described above will expire at various dates beginning in the years 2002 through 2021, if not utilized. Utilization of

CONCEPTUS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change provisions of the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred income taxes reflect the net effects of tax carryforward and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the Company’s deferred tax assets as of December 31, 2001 and 2000 are as follows:

	2000	2001
	(In thousands)

Net operating loss carryforwards	$20,800	$28,700
Research credits	1,800	2,200
Capitalized research and development	1,500	500
Other—net	200	400
Less: valuation allowance	(24,300)	(31,800)

Net deferred tax assets	$—	$—

Because of the Company’s lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The increase in the valuation allowance was approximately $7,500,000, $5,900,000 and $2,800,000 during 2001, 2000 and 1999, respectively.

9.    Litigation Cost Recovery

During 2000, the Company was reimbursed $586,000 from its Directors’ and Officers’ liability insurance policy for legal defense costs in connection with a sexual harassment lawsuit filed against the Company in December 1997. The sum received represents final reimbursement for legal defense fees. The Company and all defendants were found not guilty on all charges in 1999.

10.    Legal Proceedings

From time to time the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows.

11.    Related Parties

During 2001, the Company paid for consulting services provided by Dr. Florence Comite, a member of the Board of Directors. The Company paid Dr. Comite $2,500 per month in consulting fees for services rendered in 2001, and $6,000 per month in 2000 and 1999.

12.    Subsequent Event (unaudited)

On March 26, 2002, the Company’s Board of Directors approved an amendment to the amended and restated certificate of incorporation increasing the number of authorized shares of capital stock from 33,000,000 shares to 53,000,000 shares, increasing the authorized common stock from 30,000,000 to 50,000,000 shares. The amendment was approved by a majority of the Company’s stockholders at the annual meeting of stockholders held on May 30, 2002.

[At the top of the page, the word “essure” with a caption below of “A gentler approach to permanent birth control.” Beneath the caption “The procedure: step by step.”, three pictures of a woman’s reproductive system with the following captions: (i) “After a paracervical block is administered, a hysteroscope, with attached camera, is inserted through the cervix into the uterine cavity. A catheter is passed through the hysteroscope and into the Fallopian tube.”; (ii) “The micro-insert is detached and the catheter is removed. This process also occurs for the other Fallopian tube. The entire procedure typically takes approximately 35 minutes.”; and (iii) “During the next three months, the fibers in the device cause a benign tissue response, resulting in tissue growing into the device, anchoring it firmly and occluding the Fallopian tube.” In the background, pictures of the Essure micro-insert and a woman’s reproductive system.]

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee, the NASD filing fee and The Nasdaq National Market listing fee.

SEC registration fee	$7,986
NASD filing fee	9,180
Nasdaq listing fee	17,500
Printing and engraving expenses	100,000
Legal fees and expenses	250,000
Accounting fees and expenses	150,000
Miscellaneous expenses	65,334

Total	$600,000

Item 15.    Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

The Registrant’s Certificate of Incorporation provides that to the fullest extent permitted by the General Corporation Law of the State of Delaware, a director of the Registrant will not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Registrant’s bylaws provide that the Registrant must indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Registrant.

The Registrant’s bylaws provide that the Registrant must indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Registrant.

Pursuant to its bylaws, the Registrant has the power to purchase and maintain a directors and officers liability policy to insure its officers and directors against certain liabilities.

Part II

Item 16.    Exhibits.

(a)    Exhibits

Exhibit Number	Description

1.1*	Form of Underwriting Agreement
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant
3.3(1)	Bylaws of Registrant
5.1*	Opinion of Latham & Watkins
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of Ernst & Young LLP, Independent Auditors
23.3	Consent of Latham & Watkins (included in Exhibit 5.1)
24.1+	Power of Attorney

*	To be filed by amendment.
+	Previously filed.
(1)
Incorporated by reference to identically numbered exhibits filed in response to Item 16(a), “Exhibits,” of the Registrant’s Registration Statement on Form SB-2, as amended (File No 33-99890-LA), which became effective on February 1, 1996.

(b)    Financial statements schedule

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of
Conceptus, Inc.:

Our audit of the consolidated financial statements referred to in our report dated February 8, 2002, appearing in the Registration Statement on Form S-3 of Conceptus, Inc. also included an audit of the financial statement schedule for the year ended December 31, 2001 listed in Item 16(b) on Page II-3 of this Form S-3. In our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/  PricewaterhouseCoopers LLP

San Jose, California
February 8, 2002

Part II

SCHEDULE II
CONCEPTUS, INC.
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charges to Expenses or Other Accounts	Deductions	Balance at End of Period

Year ended December 31, 1999
Allowance for doubtful accounts	$661	$—	$82	$579
Provision for inventory	$832	$10	$—	$842
Year ended December 31, 2000
Allowance for doubtful accounts	$579	$17	$—	$596
Provision for inventory	$842	$9	$851	$—
Year ended December 31, 2001
Allowance for doubtful accounts	$596	$14	$596	$14
Provision for inventory	$—	$168	$—	$168

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings.

(i)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(ii)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(iii)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

Part II

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Part II

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, California, on this 4th day of June, 2002.

CONCEPTUS, INC.

By:  /s/    STEVEN BACICH

Steven Bacich
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ STEVEN BACICH Steven Bacich	President, Chief Executive Officer and Director (Principal Executive Officer)	June 4, 2002

/S/ GLEN K. FURUTA Glen K. Furuta	Vice President, Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	June 4, 2002

Florence Comite	Director

* Sanford Fitch	Director	June 4, 2002

Marie-Helene Plais-Cotrel	Director

Richard D. Randall	Director

* Kathryn Tunstall	Director	June 4, 2002

* Peter L. Wilson	Director	June 4, 2002

*By: /S/ STEVEN BACICH Steven Bacich Attorney-in-Fact

Index of exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant
3.3(1)	Bylaws of Registrant
5.1*	Opinion of Latham & Watkins
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ernst & Young LLP, Independent Auditors
23.3	Consent of Latham & Watkins (included in Exhibit 5.1)
24.1+	Power of Attorney

*	To be filed by amendment.
+	Previously filed.
(1) Incorporated
by reference to identically numbered exhibits filed in response to Item 16(a), “Exhibits,” of the Registrant’s Registration Statement on Form SB-2, as amended (File No 33-99890-LA), which became effective on February 1, 1996.